Exhibit 4.11

Private & Confidential

Dated November 26, 2014

BY AND AMONG

FLAMEL TECHNOLOGIES	(1)

and

RECIPHARM PESSAC	(2)

ASSET PURCHASE AGREEMENT

TABLE OF CONTENTS

ARTICLE I. PURCHASE, SALE AND ASSUMPTION OF LIABILITIES		2

1.1	Purchase and Sale of the Acquired Assets.	2
1.2	Assumption of Contracts.	4
1.3	Assumption of Liabilities.	4
1.4	Acquired Inventory	5
1.5	Acquired Real Property	6

ARTICLE II. Consideration		6

2.1	Closing Purchase Price	6
2.2	Payment of the Closing Purchase Price	7
2.3	Allocation for Purposes of the French Commercial Code	7

ARTICLE III. CONDITIONS PRECEDENT		8

3.1	[Intentionally omitted]	8
3.2	Conditions to Obligations of the Purchaser.	8
3.3	Conditions to Obligations of the Seller.	8
3.4	Further condition to Closing for the Seller and the Purchaser. Material Adverse Change.	9

ARTICLE IV. CLOSING		9

4.1	Closing.	9
4.2	Closing Deliveries.	9

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF the Seller		12

5.1	Organization and Standing; Power and Authority.	12
5.2	Authority and Binding Effect.	12
5.3	Conflicts; Defaults.	12
5.4	Governmental Approvals.	12
5.5	Acquired Assets and Acquired Inventory.	13
5.6	Acquired Real Property.	14
5.7	Intellectual Property rights.	14
5.8	Contracts.	15
5.9	Conduct of Business.	15
5.10	Litigation.	16
5.11	Permits, Licenses, Authorizations.	16
5.12	Employees and Labor Matters.	17
5.13	Environmental Matters.	18
5.14	Tax Matters.	19
5.15	Insurance.	19
5.16	Financial information	19

ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		20

6.1	Organization and Good Standing.	20

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6.2	Authorization - No Violations.	20
6.3	Availability of Funds	20
6.4	No Claims or Litigation.	20
6.5	Investigation	21
6.6	Financial Projections.	21
6.7	No Other Representations.	21

ARTICLE VII. COVENANTS		22

7.1	Covenants of the Seller.	22
7.2	Covenants of the Purchaser.	23
7.3	Mutual Covenants.	28

ARTICLE VIII. CUT OFF PRINCIPLES AND OTHER COVENANTS		34

8.1	General Cut-Off Principles.	34
8.2	Cut-Off Schedule.	35
8.3	Balancing Payment.	36

ARTICLE IX. INDEMNIFICATION		36

9.1	Indemnification by Purchaser	36
9.2	Indemnification by Seller	37
9.3	Payments	37
9.4	Notice of Claim; Right to Participate in and Defend Third Party Claims	38
9.5	General Exclusions and Limitations.	40
9.6	Survival of Representations and Warranties.	41
9.7	Tax Effect of Indemnification Payments.	42
9.8	Efforts to Mitigate Damages.	42

ARTICLE X. POST-CLOSING COVENANTS		42

10.1	Non Solicitation of Employees.	42
10.2	Non-Competition / Non Solicitation of Clients.	42
10.3	Invalidity or Non-enforceability.	43

ARTICLE XI. TERMINATION		43

11.1	Termination.	43
11.2	Consequences.	44

ARTICLE XII. MISCELLANEOUS PROVISIONS		44

12.1	Amendment.	44
12.2	Waivers.	44
12.3	Appointment of the Seller's Agent - Notices.	44
12.4	Assignment.	46
12.5	No Third Party Beneficiaries.	46
12.6	No Set-off.	46
12.7	Expenses.	46
12.8	Counterparts.	46
12.9	Headings, etc.	46
12.10	Entire Agreement; Severability.	47
12.11	Governing Law.	47

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12.12	Dispute Resolution	47
12.13	Exhibits and Schedules.	48
12.14	Interpretation.	48
12.15	Conflict.	48
12.16	VAT exemption regime	49

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List of Annexes, Exhibits and Schedules

Schedule A	Definitions

Schedule 1.1.1 (a) Part A	List of Business Assets proprietary to Seller

Schedule 1.1.1 (a) Part B	List of Business Assets proprietary to GSK

Schedule 1.1.1(d)	Acquired IP Rights

Schedule 1.1 2 (h)	List of assets, properties or rights used and/or operated by the Seller located on the Pessac Facility but not primarily dedicated to the Pessac Business

Schedule 1.2	Material Contracts

Schedule 1.4 Part A	Inventory held by Seller on behalf of third parties which are not transferred under the Agreement

Schedule 1.4 Part B	Inventory proprietary to Seller, which are not transferred under the Agreement

Schedule 2.1.3	Methodology for Inventory Valuation

Schedule 3.2	Seller’s Certificate on ISIT as condition to Closing

Schedule 4.2.1	Ancillary Agreement in agreed form

Schedule 4.2.1 (i) (a):	Quality Agreement

Schedule 4.2.1 (i) (b)	Master Service Agreement

Schedule 4.2.1(i) (c)	Supply Agreement

Schedule 4.2.1 (i) (d)	Service Agreement

Schedule 4.2.1 (i) (e)	Transitional Services Agreement

Schedule 4.2.1 (i) (f)	Short-Form Agreement

Schedule 4.2.1 (ii)	Option Agreement in agreed form

Schedule 4.2.1 (iii)	List of Servier Agreements

Schedule 5.4	List of third party agreement or authorizations required

Schedule 5.5.1	List of Acquired Assets not owned by Seller

Schedule 5.5.4 (a)	List of Acquired Assets used for the conduct of the Pessac Business under lease agreement with third party owned by Seller

Schedule 5.5.4 (b)	List of lease contracts

Schedule 5.7.2	List of Material IP Rights

Schedule 5.8.4	List of all suppliers to the Pessac Business

Schedule 5.8.5	List of all customers of the Pessac Business

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Schedule 5.11.1	List of material permits, licenses and authorizations which are required for the operation of the Pessac Business and issued to Seller

Schedule 5.12.1 Part A	List of Transferred Employees

Schedule 5.12.1 Part B	List of the additional compensation owed to the Transferred Employees

Schedule 5.12.2	List of collective bargaining agreements (convention collective et accords collectifs), internal rules (règlement intérieur)

Schedule 5.12.3	List of collective bargaining agreements (convention collective et accords collectifs), internal rules (règlement intérieur)

Schedule 5.12.7	Pension liabilities relating to Transferred Employees

Schedule 5.12.12	List of Transferred Employees who have been transferred from or to Venissieux from or to Pessac Facility

Schedule 5.13.2	Environmental matters

Schedule 5.15	Insurance

Schedule 5.16	Business Plan

Schedule 6.5	Index of DR Documents

Schedule 7.1.2	Flamel Patents Rights

Schedule 7.1.3 Part A	ISIT

Schedule 7.1.3 Part B	Initial Migration Plan

Schedule 7.1.3 Part C	List of ISIT not impacted by the transfer

Schedule 7.1.3 Part D	List of ISIT impacted by the transfer

Schedule 7.1.4	Products developed by Seller prior to Closing and referred to in Business Plan

Schedule 7.3.3	Form of the press releases to be issued upon execution of the Agreement

Schedule 7.3.9	Designation of the Acquired Real Property

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of November 26, 2014 (the "Agreement"), is made and entered into by and among FLAMEL TECHNOLOGIES, a French corporation having its principal place of business at Parc Club du Moulin à Vent, 33 avenue du Docteur Georges Lévy, Venissieux France 69693, registered with the registry of companies and trade of Lyon under number 379 001 530 (“FLAMEL” or the “Seller”), on one hand, and RECIPHARM PESSAC, a French Société par Actions Simplifiée having its principal place of business at 5, rue Archimède, 33600 Pessac France, registered with the registry of companies and trade of Bordeaux under number 807 679 386 (the “Purchaser”), on the other hand.

Capitalized terms used but not otherwise defined in this Agreement shall have the meaning assigned to them in Schedule A (terms defined herein in the singular having the same meaning when used in the plural and vice versa).

WITNESSETH:

WHEREAS, FLAMEL is a specialty pharmaceutical company focusing on the development of safer and more efficacious formulations, tackling unmet medical needs in the process. On the date hereof, FLAMEL focuses on (1) the development and licensing of proprietary drug delivery platforms, (2) the development of novel, high-value products based on its drug delivery platforms and (3) the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S. FLAMEL’s proprietary drug delivery platforms are intended for more effectively and safely administering medicines to patients, and include the Medusa technology, Micropump (a technology that allows for the modified release of solid, oral dosage forms) as well derivatives of Micropump (including TriggerLock and LiquiTime) (collectively, “FLAMEL Drug Delivery Platforms”). Most of the manufacturing, and some of the development and scale-up for FLAMEL Drug Delivery Platforms and products based thereupon, take place in the facilities owned by FLAMEL in Pessac, France, 11, avenue Gustave Eiffel (the “Pessac Facility”).

WHEREAS, the business conducted at the Pessac Facility (the “Pessac Business”) consists of (i) the manufacturing of the Product for commercial use as well as the manufacturing of other products, whether or not based upon FLAMEL Drug Delivery Platforms, for research and development use, including clinical use and (ii) the conduct of non-commercial development activities for FLAMEL Drug Delivery Platforms and products based thereupon.

WHEREAS, after having conducted a regulatory, marketing, manufacturing, financial, legal and technical due diligence exercise, subject to the limitations and exclusions contained in this Agreement and on the terms and conditions hereinafter set forth, the Purchaser desires to purchase from the Seller, and the Seller desires to assign to the Purchaser, the assets, real estate and rights used or held for use primarily in the conduct of the Pessac Business, together with certain related liabilities and contracts.

WHEREAS, as part of the transaction, the Seller and the Purchaser also wish to enter into commercial arrangements as follows: (i) an agreement for the supply of services by the Purchaser to the Seller, namely a Supply Agreement and a Service Agreement under the head of a Master Service Agreement, (ii) a Transitional Services Agreement whereby Seller shall provide transitional services to Purchaser for the operation of the Pessac Facility, (iii) a Quality Agreement, (iv) a Real Estate Transfer Deed providing for the transfer of the Pessac Facility to the Purchaser.

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NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the parties hereto hereby agree as follows:

ARTICLE I. PURCHASE, SALE AND ASSUMPTION OF LIABILITIES

1.1	Purchase and Sale of the Acquired Assets.

1.1.1	Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Closing Date, Seller shall sell, assign, transfer, convey and deliver, free and clear of any Liens other than Permitted Liens, to Purchaser, and Purchaser shall purchase and acquire from Seller all of Seller's right, title and interest in the following assets, properties and rights owned or held by Seller on the Closing Date.

(a)	all tangible assets (including all machinery, equipment, tools, spare and replacement parts and components, furnishings, furniture, office supplies, transport and logistical equipment, office and computer equipment and hardware, but excluding any such items constituting Acquired Real Property), used or held for use by Seller or any of its Affiliates primarily in the operation or conduct of the Pessac Business, as the same shall exist as of the Closing Date (the "Business Assets"), including without limitation the items listed in Part A of Schedule 1.1.1 (a), being understood that said list shall be regarded as an indication of the main items present on the Pessac Facility and does not preclude Purchaser to claim for the sale and transfer under this Agreement of any other furniture, office equipment, machinery, office supplies, tools, spare and replacement parts, communication equipment, computer hardware and other tangible personal property owned by Seller which are not listed in said Schedule for any reason provided they are primarily used in the Pessac Business as at the Closing Date.

For the avoidance of doubt, Part A of Schedule 1.1.1 (a) includes any and all equipment and machinery purchased by Seller under the GSK Agreements as well as any assets financed by GSK under the same agreements but which have become the Seller’s property within the frame of, and in compliance with, the GSK Agreements. Part B of Schedule 1.1.1 (a) lists the equipment and machinery that were financed by GSK under the GSK Agreements and are not proprietary to Seller but are GSK’s sole ownership as at the date of this Agreement; such items shall not be transferred to Purchaser at Closing, but shall become Purchaser’s ownership under the terms and conditions provided for in the GSK Agreements.

(b)	the goodwill and the clientele of the Pessac Business as a going concern (fonds de commerce) pursuant to this Agreement including, without limitation, the customer records, statistics and credit information data relating specifically to such clientele ;

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(c)	all originals or, to the extent Seller is required to keep originals pursuant to applicable Law, copies of all laboratory and manufacturing books, files and records, including, ledgers, general, financial and accounting records, files, supplier invoices, of Seller that are used or held for use by Seller in the operation or conduct of the Pessac Business, as the same shall exist as of the Closing Date (the "Pessac Records"), without prejudice to the provisions of Section 7.3.5 hereof;

(d)	the rights in the softwares listed in Schedule 1.1.1(d) subject to and in accordance with the inclusions and exclusions provided in such schedule, together with a non-exclusive, royalty free manufacturing and commercialization license (with the right to sublicense) of the Pessac Know-How (together, the “Acquired IP Rights”) as defined herein;

(e)	the right to hold itself out as successor to the Pessac Business, together with the ''fonds de commerce" related to the foregoing assets, properties and rights;

All of the assets, property and rights referred to in the preceding paragraphs of this Section 1.1.1 in each case as necessary for, used in and dedicated to the conduct of the Pessac Business on the Closing Date are collectively referred to herein as the “Acquired Assets”; provided, however, that the Acquired Assets do not include the Retained Assets.

1.1.2.	Retained Assets. Notwithstanding the foregoing, the Acquired Assets shall not include any of the following (the “Retained Assets”):

(a)	the corporate seals, certificates of incorporation, minute books, stock books, tax returns, books of account or other records relating to the corporate organization, maintenance and existence of the Seller which the Seller must retain pursuant to applicable Laws;

(b)	cash on hand or in banks, cash equivalents and financial investments including without limitation cash, cash equivalents and financial investments used as collateral for liabilities relating to the Pessac Business;

(c)	rights to security deposits and any prepaid expenses relating to the Pessac Business (including those that would carry over post-Closing);

(d)	all rights and claims against third parties (including, without limitation, any rights under insurance contracts for claims caused by facts which have occurred prior to the Closing Date) pertaining to any Retained Assets or Retained Liability and all other rights related to Retained Assets and Retained Liabilities,

(e)	subject to ARTICLE VIII, the rights to any claims of the Seller for any tax or social security refunds whatsoever arising in relation to the period prior to Closing;

(f)	all contracts between solely Seller and its Affiliates and inter-company non trading receivables between Seller and its Affiliates;

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(g)	all Business Receivables;

(h)	any assets, properties or rights used and/or operated by the Seller located on the Pessac Facility but not primarily dedicated to the Pessac Business, as listed in Schedule 1.1.2(h) that are, subject, however, to the rights granted to the Purchaser under the Ancillary Agreements;

(i)	any assets, properties or rights used and/or operated by the Seller not located on the Pessac Facility that are not primarily dedicated to the Pessac Business,

(j)	Intellectual Property Rights of the Seller, except for the Acquired IP Rights and the limited license rights granted to Purchaser under the Ancillary Agreements,

(k)	all rights, claims and credits of Seller to the extent relating to any Retained Assets (including any such items arising under insurance policies, guaranties, warranties, indemnities and similar rights in favor of Seller in respect of any Retained Assets).

The Parties acknowledge that exclusion of the Retained Assets from the scope of the Acquired Assets shall be without prejudice to the rights of Purchaser or its Affiliates pursuant to the Transitional Services Agreement.

1.2	Assumption of Contracts.

On the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Closing Date, Seller shall transfer and assign to Purchaser, and Purchaser shall assume and shall thereafter pay, perform and discharge as and when due, the Assumed Contracts.

Except as otherwise provided for herein, and subject to Section 7.1.1(a), "Assumed Contracts" shall mean all rights and obligations under any contract, agreement, purchase order, bid, quotation, proposal or other document, commitment, arrangement, undertaking, including, but not limited to, all rights under the contracts and orders listed in Schedule 1.2 hereto (the “Material Contracts”), and all rights and obligations under such agreements arising after the date hereof, in each case as necessary for, used in and dedicated to the conduct of the Pessac Business on the Closing Date.

1.3	Assumption of Liabilities.

1.3.1.	Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Closing Date, Seller shall transfer and assign to Purchaser, and Purchaser shall assume and shall thereafter pay, perform and discharge as and when due, the Assumed Liabilities.

“Assumed Liabilities” is defined, subject to the cut-off rules set forth in ARTICLE VIII, as (i) all Liabilities of Seller pursuant to the terms of the Assumed Contracts for performance from and after the Closing, including any payments required to be made thereunder accruing after the Closing, and any obligations of Seller to deliver Product following the Closing, and, in each case, excluding Liabilities arising out of any breach of such Assumed Contract by Seller prior to Closing, (ii) all Liabilities arising in connection with the conduct of the Pessac Business from and after the Closing, and (iii) any Liability for Taxes that will arise as a result of the consummation of the transactions contemplated by this Agreement, including the Transfer Taxes.

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For avoidance of doubt, the Assumed Liabilities shall not include any Liabilities expressly identified as Retained Liabilities.

1.3.2.	Retained Liabilities. The Seller shall in no way be deemed to have transferred or assigned to Purchaser, and Purchaser shall not be obligated to assume and shall in no way be deemed to have assumed, any liabilities of the Seller other than the Assumed Liabilities (the “Retained Liabilities”), it being agreed that the Seller shall continue to pay, perform and discharge as and when due, the Retained Liabilities.

For the avoidance of doubt, and subject to the provisions of ARTICLE VIII, Retained Liabilities include all Liabilities of Seller other than the Assumed Liabilities with respect to (i) any current or former employees or agents of Seller and their compensation and benefits, including any severance, retention, paid time off, vacation pay or similar payments due or that become payable in connection with this Agreement through the Closing Date, (ii) bonus payments accrued through the Closing Date, (iii) all liabilities of Seller for recalls and product liability claims with respect to Product sold prior to Closing and any adverse events with respect thereto, (vi) any liability for Taxes arising as a result of or with respect to the Pessac Business or the Acquired Assets with respect to any taxable period or portion thereof ending on or prior to the Closing Date, and (vii) any other liability for Taxes of Seller, as well as (viii) for the avoidance of doubt, all Liabilities arising from (y) Actions of employees made redundant under a redundancy plan (Plan de Sauvegarde de l’Emploi) implemented by Seller prior to the Closing Date, and (z) Actions of employees at any time prior to or beyond the Closing Date claiming the transfer of its employment agreement to Purchaser under Article L. 1224-1 of the French Labor Code.

1.4	Acquired Inventory

On the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Closing Date, Seller shall sell, assign, transfer, convey and deliver, free and clear of any Liens other than Permitted Liens, to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller's right, title and interest in, to and under the Acquired Inventory as valued in accordance with the terms of Schedule 2.1.3.

“Acquired Inventory” is defined as all finished goods held by Seller as trading stock for supply in the course of the Pessac Business, semi-manufactured or partly finished goods which are in the course of conversion, manufacture or assembly by the Seller into finished products for supply in the course of the Pessac Business or are held by the Seller for such purpose, raw materials, components, packaging supplies and work in progress of the Pessac Business on the Closing Date (including, subject to and in accordance with the inclusions and exclusions provided in the Transitional Services Agreement, all records, documents and correspondence relating thereto) all such finished goods, semi-manufactured or partly finished goods, raw materials, components, packaging supplies and work in progress having a shelf life complying with shelf life required under the related Assumed Contract, but excluding (i) any items forming part of the Acquired Real Property, (ii) the Retained Assets or (iii) any items located on the Pessac Facility that is either (x) held by Seller on behalf of third parties as such items are listed in Part A of Schedule 1.4 (including the GSK Inventory) or (y) proprietary to Seller and retained by Seller as such items are listed in Part B of Schedule 1.4.

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1.5	Acquired Real Property

On the terms and subject to the conditions set forth in this Agreement and the Real Estate Transfer Deed, at the Closing and effective as of the Closing Date, Seller shall sell, assign, transfer, convey and deliver, free and clear of any Liens other than Permitted Liens, to Purchaser, and Purchaser shall acquire from Seller all of Seller's rights, title and interest in and to the Acquired Real Property (including all records, and documents relating thereto).

ARTICLE II.Consideration

2.1	Closing Purchase Price

2.1.1.	The aggregate consideration to be paid for the Acquired Assets shall be equal to FOUR MILLION SIX HUNDRED THOUSAND EUROS (€4 600 000) (the "Acquired Assets Purchase Price");

2.1.2.	The aggregate consideration to be paid for the Acquired Real Property shall be equal to SIX MILLION EUROS (€ 6 000 000) (the "Acquired Real Property Purchase Price");

2.1.3.	The aggregate consideration to be paid for the Acquired Inventory shall be determined as follows (the "Acquired Inventory Purchase Price"):

(a)	No later than five (5) Business Days prior to the date scheduled for the Closing, Seller shall deliver to Purchaser an estimate of the Acquired Inventory as of the Closing Date (the "Acquired Inventory Base Purchase Price"), which shall be prepared by Seller in good faith in accordance with the principles, methodologies, and line items set forth on Schedule 2.1.3 hereto and, to the extent applicable, in accordance with applicable French GAAP; provided, that in the event of a conflict between French GAAP and the principles, methodologies, and line items set forth on Schedule 2.1.3 hereto, the principles, methodologies, and line items set forth on Schedule 2.1.3 hereto shall control (collectively, the “Methodology for Inventory Valuation”). Simultaneously with the delivery of the Acquired Inventory Base Purchase Price, Seller shall deliver to Purchaser detail listing of such Acquired Inventories and appropriate documentation sufficient to confirm the accuracy of the Acquired Inventory.

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(b)	The Acquired Inventory Base Purchase Price shall be updated as of the last business day immediately preceding the Closing Date (the “Determination Date”) to reflect the Acquired Inventory, as follows. On the Determination Date, Seller will (x) cause a physical inventory to be taken of the semi-finished and finished goods Inventory related to the Product at the Pessac Facility, (y) appropriate documentation sufficient to confirm the accuracy of the remaining Acquired Inventory and (z), obtain a list of all Inventory held at any third-party location as of the Determination Date. Seller and Purchaser shall have the right to have representatives present during the physical inventory, and shall mutually agree to the amount of the Inventory as of the Closing Date based on the results of the physical inventory, as supplemented by the list of Inventory held at any third-party. Upon agreement of the Parties on the purchase price for the Acquired Inventory, the Acquired Inventory Purchase Price shall be final, binding and conclusive on the Parties.

The sum of the Acquired Assets Purchase Price, the Acquired Real Property Purchase Price and the Acquired Inventory Purchase Price is being referred to herein as the "Closing Purchase Price".

2.2	Payment of the Closing Purchase Price

The Closing Purchase Price shall be paid by Purchaser to Seller on the Closing Date in Euros by wire transfer of immediately available funds to the account of Seller, such account to be designated at least three (3) Business Days prior to the Closing Date.

2.3	Allocation for Purposes of the French Commercial Code

a)	For purposes of Articles L. 141-5 et seq. of the French Commercial Code, the amount of FOUR MILLION SIX HUNDRED THOUSAND EUROS (€4,600,00.00) (being the portion of the Acquired Assets Purchase Price paid for the assets of the fonds de commerce) shall be allocated as follows:

Intangible Assets	€ 1.00
Tangible Assets	€ 4,599,999.00

The Parties acknowledge that the above allocation is provided solely for purposes of Articles L. 141-5 et seq. of the French Commercial Code and that neither Party shall be entitled to rely thereon for any reason whatsoever.

b)	The Parties hereby waive all rights to have a portion of the Closing Purchase Price set forth in Sections 2.1.1 held in escrow for the period running from the Closing Date until the end of the time period for creditors to exercise their rights of objection under Article L.141-14 and seq. of the French Commercial Code (Code de Commerce). Seller shall take any and all necessary steps and shall pay such amount due to satisfy such objecting creditors within sixty (60) days from the Closing Date. The Parties hereby fully and definitely, discharge legal counsels who have negotiated, prepared and drafted this Agreement from all and any liability whatsoever with respect to the potential consequences of such a waiver.

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c)	The Parties acknowledge and agree that the amount set forth in Section 2.1.1 and in paragraph a) of this section 2.3 is the total consideration payable for the Acquired Assets including the goodwill and the clientele of the Pessac Business as a going concern (fonds de commerce) as at the Closing Date, and accordingly that such amount will be subject to registration duties (droits d’enregistrement) (article 719 of the French Tax Code) which will be payable by the Purchaser. The Purchaser agrees to timely file the appropriate declarations and pay any registration duties (droits d’enregistrement) owing, and provide proof of such declaration and payment upon request of Seller. The Parties acknowledge that they have been informed of the sanctions applicable in the event of any insufficiency or intentional misstatement of the Acquired Assets Purchase Price and the Acquired Inventory Base Purchase Price agreed to by the Parties and any false declarations of sincerity with respect thereto. The Parties declare that this Agreement is neither modified by nor contradicted by any other agreement between the Parties increasing the Acquired Assets Purchase Price and the Acquired Inventory Base Purchase Price.

ARTICLE III.CONDITIONS PRECEDENT

3.1	[Intentionally omitted]

3.2	Conditions to Obligations of the Purchaser.

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement is further subject to the fulfillment, at or prior to the Closing, of the following additional conditions (which may be waived in writing in whole or in part by the Purchaser in its sole discretion):

o	Provision by Seller of a certificate whereby Seller declares and warrants that the Migration Systems have been subjected to the Initial Migration Plan and have been subjected to a non-regression testing process, as provided for under paragraph 7.1.3 hereof, in the form attached as Schedule 3.2.

3.3	Conditions to Obligations of the Seller.

The obligations of the Seller to consummate the transactions contemplated by this Agreement are further subject to the satisfaction, at or prior to the Closing, of the following additional conditions (all or any of which may be waived in writing in whole or in part by the Seller in its sole discretion):

o	Appointment of a Pharmacist in charge (pharmacien responsable) for Pessac Facility by Purchaser.

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3.4	Further condition to Closing for the Seller and the Purchaser. Material Adverse Change.

If there has occurred a Material Adverse Change between the date of signature hereof and the Closing Date, no Party will be obligated to carry out the Closing pursuant to ARTICLE IV and either Party may terminate this Agreement by written notice to the other Party, provided that to exercise such right of termination, the Party claiming that a Material Adverse Change has occurred shall submit reasonable evidence thereof to the other Party together with its notice of termination.

If the right to terminate is exercised pursuant to this paragraph 3.4, neither Party shall have any right of recourse against the other Party for any costs or expenses incurred in the context of this Agreement and the Transactions contemplated hereby.

Neither the Purchaser nor the Seller may waive the conditions set forth in this paragraph 3.4 without the prior written consent of the other party.

ARTICLE IV.CLOSING

4.1	Closing.

The Closing of the Transaction shall take place in Paris at the offices of FIDAL, Tour Prisma, 4-6, avenue d'Alsace, 92982 PARIS LA DEFENSE CEDEX, France, at 10 AM, local time, on December 1st, 2014 subject to the conditions precedent set forth in ARTICLE III (other than conditions with respect to actions the respective Parties will take at the Closing itself) being satisfied on such date. Should such conditions not be fulfilled by December 1st, 2014, then Closing shall be postponed and take place within five (5) calendar days following the satisfaction of the conditions set forth in ARTICLE III (other than conditions with respect to actions the respective Parties will take at the Closing itself), or at such other time, date or place as shall be mutually agreed upon in writing by the Parties, provided that if such date is not a Business Day, the Closing shall take place on the next succeeding Business Day (the date on which the Closing shall take place being referred to as the "Closing Date").

4.2	Closing Deliveries.

At the Closing, all of the events listed below shall occur, each event being conditional upon the occurrence of all of the others:

4.2.1.	Deliveries by the Seller. The Seller shall deliver or make available to the Purchaser (or procure the delivery or the making available of, as the case may be) the following:

o	certified copies of the organizational documents of Seller and to the extent required, original powers of attorney or other proof of authorization for the signatories of this Agreement and any and all documents to be executed and/or exchanged for implementing the Transaction;

o	counterparts of all Ancillary Agreements substantially in the form attached in Schedule 4.2.1 (i) (a) to (f) hereto executed by the Seller;

o	counterpart of the Option Agreement substantially in the form attached in Schedule 4.2.1(ii) hereto executed by the Seller;

o	the joint notification to Agence Nationale de Sécurité du Médicament et des Produits de Santé as of the Closing Date as the effective date of transfer to the Purchaser of the pharmaceutical authorization relating to the Pessac Facility in accordance with applicable Laws, duly signed by the pharmacist in charge (pharmacien responsable) of the Seller

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o	evidence that, in accordance with applicable Laws, the relevant employee representative bodies have issued an advice (avis) with regard to the Transaction;

o	evidence that the French companies Technologie Servier and Laboratoires Servier consent and authorize the transfer of the agreements listed in Schedule 4.2.1 (iii) (the “Servier Agreements”) to the Purchaser;

o	a certificate reiterating the Seller’s representations and warranties referred to in ARTICLE V as true and correct on Closing as though made on the Closing Date (the “Certificate”);

o	an invoice with respect to the sale of the Acquired Inventory;

o	the joint notification to be provided to GSK under the Consent to Assignment of Supply Arrangement signed between the Parties and GSK on November 26, 2014 duly signed by Seller;

o	to the extent necessary, any other appropriate documents, duly executed by Seller, transferring in accordance with applicable Laws the Acquired Inventory and the Acquired Assets, in the form customary with respect to such types of assets, duly executed by Seller (such other documents, the “Asset Transfer Documents") (it being understood and agreed between the Parties that the Asset Transfer Documents shall not (x) include any representation or warranty other than as required by Law and in no event shall any such representation or warranty give more right to Purchaser than the representations and warranties contained in this Agreement, and (y) in no event shall any provision in any Asset Transfer Document impose upon the Purchaser any obligations or liabilities to Seller or its Affiliates in relation to the relevant transfer, assignment or assumption other than as expressly contemplated by this Agreement).

4.2.2.	Deliveries by the Purchaser. The Purchaser shall deliver to the Seller at the Closing the following:

o	certified copies of the organizational documents of Purchaser and to the extent required, original powers of attorney or other proof of authorization for the signatories of this Agreement and any and all documents to be executed and/or exchanged for implementing the Transaction

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o	the Closing Purchase Price provided for under Section 2.21 less (i) an amount of FIVE HUNDRED AND FIFTY THOUSAND EUROS (€ 550 000), as compensation from Seller for the retirement benefits, pensions or accruals owed to any Transferred Employees retiring after the Closing Date and (ii) TWENTY THOUSAND THREE HUNDRED NINETY NINE EUROS AND FIFTY CENTS (€ 20 399.50) as participation of Seller to premium to the Pollution and Remediation Legal Liability Policy (PARLL) taken out by Purchaser, to be wired on the account of the Seller the details of which will be provided to Purchaser no later than ten (10) days prior to Closing;

o	counterparts of all Ancillary Agreements substantially in the form attached in Schedule 4.2.1 (i) (a) to (f) hereto executed by the Purchaser;

o	counterpart of the Option Agreement substantially in the form attached in Schedule 4.2.1(ii) hereto executed by the Purchaser;

o	all relevant documentation confirming the appointment of the pharmacist in charge (pharmacien responsable) of the Purchaser;

o	the joint notification to Agence Nationale de Sécurité du Médicament et des Produits de Santé as of the Closing Date as the effective date of transfer to the Purchaser of the pharmaceutical authorization relating to the Pessac Facility in accordance with applicable Laws, duly signed by the pharmacist in charge (pharmacien responsable) of the Purchaser;

o	the joint notification to be provided to GSK under the Consent to Assignment of Supply Arrangement signed between the Parties and GSK on November 26, 2014 duly signed by Purchaser;

o	a certificate reiterating the Purchaser’s representations and warranties referred to in ARTICLE VI as true and correct on Closing as though made on the Closing Date.

4.2.3.	Execution of Real Estate Transfer Deed by the Parties. The Parties shall execute the Real Estate Transfer Deed at the Closing, and perform any and all actions and sign any and all documents that may prove necessary for carrying out the transfer of the Acquired Real Property to Purchaser in compliance with the Real Estate Transfer Deed.

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ARTICLE V. REPRESENTATIONS AND WARRANTIES OF the Seller

Except as set forth in the disclosure schedules referred to in each of the paragraph or section of this ARTICLE V (the “Disclosure Schedules”), the Seller represents and warrants to the Purchaser that all of the statements contained in this ARTICLE V are true and correct at the Effective Date unless the statement refers to a specific date in which case it is made solely with respect to such date. For purposes of the representations and warranties of the Seller contained herein, disclosure, in any paragraph or section of this ARTICLE V, of any facts or circumstances shall be deemed to be adequate response and disclosure of such fact or circumstances with respect to all representations or warranties by the Seller calling for disclosure of such information. The “Effective Date” shall be, up to Closing, the date of execution of this Agreement; subject to the contents of the Certificate referred to in paragraph 4.2.1 with respect to the reiteration of the Seller’s representations and warranties referred to in ARTICLE V, the “Effective Date” shall be the Closing Date. For the avoidance of doubt, and subject to Section 6.5, when any Disclosure Schedule refers to a document, such reference shall be deemed a reference to the full content of such document to the extent such document was included in the DR Documents.

5.1	Organization and Standing; Power and Authority.

Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of France. It has full corporate power and authority to enter into and perform this Agreement or any other document implementing the Transaction, including without limitation the Ancillary Agreements (all together referred to as the “Transaction Documents”) as referred to into this Agreement. Whenever required under applicable Law, the competent corporate body of Seller has duly authorized the execution of this Agreement or any of the Transaction Document.

5.2	Authority and Binding Effect.

The Transaction Documents have been, or upon execution thereof will be, duly executed and delivered by Seller, and constitute the valid and binding obligations of Seller, enforceable against Seller, in accordance with their respective terms. No insolvency proceedings against Seller regarding the Acquired Property are pending which would prevent or jeopardize the effectiveness of the Transaction Documents, nor has Seller been informed by any third party of the intent of such party to commence any such insolvency proceedings against Seller.

5.3	Conflicts; Defaults.

Neither the execution, nor delivery nor performance of the Transaction Documents by Seller will violate any of the terms of the articles of incorporation, the by-laws or of other organizational documents of Seller.

5.4	Governmental Approvals.

The execution, delivery and performance of this Agreement by Seller do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (i) as described in Schedule 5.4, and (ii) any notification or filing required to be made by Purchaser under this Agreement, and (iii) where failure to obtain such consent, approval, authorization or action or to make such filing or notification, would not prevent or materially delay the consummation by Seller of the transactions contemplated by this Agreement and (iv) as may be necessary as a result of any facts or circumstances relating solely to Purchaser.

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5.5	Acquired Assets and Acquired Inventory.

5.5.1.	Except as disclosed in Schedule 5.5.1, Seller is the sole owner of and has good title to the Acquired Assets and Acquired Inventory which are free and clear of any other third party rights (except for the ordinary customary retention rights), and Seller is entitled to freely dispose of the Acquired Assets and Acquired Inventory.

5.5.2.	The Acquired Property and Assumed Contracts, together with the rights and assets made available pursuant to the Ancillary Agreements, include all the rights and assets necessary for, used in and dedicated to the conduct of the Pessac Business in the same manner as it was conducted as at the Effective Date (the “Required Assets”). Seller retaining any materials or equipment removed from the Pessac Facility prior to Closing and such assets, properties or rights listed in Schedule 1.1.2(h), shall not by any mean or in any measure affect or modify the operation of the Pessac Business as operated as at the date of this Agreement.

5.5.3.	The Acquired Assets, along with the rights under the Assumed Contracts (including the GSK equipment as listed in Part B of Schedule 1.1.1 and the GSK inventory as listed in Part A of Schedule 1.4 are complete and sufficient for carrying on the Pessac Business as conducted at Closing Date in accordance with current good manufacturing practices (cGMP) / current good laboratory practices (cGLP) and pursuant to the relevant specifications and requirements of the Supply Agreement, the Services Agreement, the GSK Agreements (to the exclusion of the payments to be made under any of the GSK Agreements) and any Material Contract and the Acquired Assets and Acquired Inventory are in normal operational condition having regard to the normal wear and tear and, up to the Effective Date, have been properly maintained and/or replaced in the ordinary course of business. In case Required Assets should not be listed on Part A or Part B of Schedule 1.1.1 for any reason, Seller shall either transfer said missing machinery, equipment, tools, spare and replacement parts and components, furnishings, furniture, office supplies, transport and logistical equipment, office, computer equipment and hardware without further cost or expenses to Purchaser under the terms and conditions of this Agreement or otherwise make said missing machinery, equipment, tools, spare and replacement parts and components available to Purchaser in the same manner they were made available to the Pessac Business prior to the Closing.

5.5.4.	Schedule 5.5.4 (a) contains a list of Acquired Assets used for the conduct of the Pessac Business which is not owned by Seller but has been leased from a third party; Schedule 5.5.4(b) contains a summary of the respective lease agreements.

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5.5.5.	The Acquired Assets and Acquired Inventory are not subject to any security or other rights in favor of Seller or any Affiliate of Seller.

5.6	Acquired Real Property.

5.6.1.	Seller is the sole owner and has full and good title to the Acquired Real Property free of any third party rights and, subject to the preemption right (droit de preemption urbain renforcé) of the Communauté Urbaine de Bordeaux pursuant to article L211-1 of the French Code de l’urbanisme, Seller is entitled to freely dispose of the Acquired Real Property and, upon the Closing, Purchaser shall be vested with the same rights and title.

5.6.2.	The Acquired Real Property is not subject to any security or other rights in favor of Seller or any Affiliate of Seller.

5.6.3.	Seller has taken, or shall have taken at Closing, any and all steps necessary to ensure transfer of legal title to the Acquired Real Property to Purchaser, including without limitation the withdrawal or resigning by any Governmental Authorities, especially the City of Pessac and the Communauté Urbaine de Bordeaux from their preemption right to purchase the Acquired Real Property.

5.7	Intellectual Property rights.

5.7.1.	Subject to the provisions of the Transitional Services Agreement, the Acquired IP Rights, together with the Intellectual Property Rights licensed to Purchaser under the GSK Agreements? are sufficient and necessary to conduct the Pessac Business as presently conducted and, to the Sellers’ best knowledge, their use does not infringe any rights of third parties.

5.7.2.	Seller has obtained, or shall have obtained at Closing, when required, all consents to the assignment of the material IP Rights as listed in Schedule 5.7.2 (the “Material IP Rights”), to Purchaser. Seller shall hold Purchaser. harmless against the consequences of any claims by third parties that any Acquired IP Rights was transferred without their consent (when such consent was required either by contract or by Law).

5.7.3.	Seller is the sole owner of the Acquired IP Rights (other than those that represent IP License Rights) and has good and valid title to the Acquired IP Rights which are free of any rights of third parties, and Seller is entitled to freely assign the Acquired IP Rights (other than those that represent IP License Rights).

5.7.4.	Seller has not received any written notice of, nor is he aware of, any infringement or unlawful use of any of the Acquired IP Rights by third parties.

5.7.5.	With respect to the Acquired IP Rights all fees have been paid when due and all other measures necessary for the support and maintenance of the Acquired IP Rights have been taken in full and on time, except where failure to do so would not affect the conduct of the Pessac Business.
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5.7.6.	Other than as contemplated under the Transaction Documents, Seller is not a party to any license agreements regarding the Acquired IP Rights as licensor.

5.8	Contracts.

5.8.1.	Seller has obtained, or shall have obtained at Closing, when required, all consents to the assignment of the Material Contracts to Purchaser.

5.8.2.	Each Material Contract is in full force and effect and Seller has performed in all material respects, all obligations required to be performed by Seller under the Material Contracts and is not in default under any Contract, nor has Seller been notified by a party to a Material Contract of any default of Seller

5.8.3.	None of the Material Contracts has been terminated, nor has Seller been informed by a party to a Material Contract of the intent of such party to terminate any such Material Contract.

5.8.4.	Schedule 5.8.4 sets forth a list of all suppliers to the Pessac Business.

5.8.5.	Schedule 5.8.5 contains a list of all customers of the Pessac Business.

5.8.6.	The conclusion or performance of the Transaction Documents will neither result in a termination of any of the Material Contracts nor in any major amendments of the terms and conditions of the Material Contracts, being understood that prior to the Execution date, the GSK Agreements have been amended effective on the Closing Date as agreed between the parties and GSK.

5.8.7.	Other than the Material Contracts, there exist no lease or any other agreements regarding the Pessac Business with a term of more than one (1) year which in a single case result in yearly expenses of more than EUR 10,000.

5.8.8.	There are no claims of customers for breach of product or service warranties regarding the Pessac Business currently pending.

5.9	Conduct of Business.

5.9.1.	Since December 31, 2013, no Material Adverse Change has occurred.

5.9.2.	Since January 1, 2014 until the date hereof, Seller has not

(b)	sold, transferred or otherwise disposed of, other than in the ordinary course of business, any assets, properties or rights or cancelled any claims relating to and which are material to the Pessac Business,

(c)	entered into any agreement with any customer, distributor or representative, or any other transaction, other than any of the Material Contracts, which is material to the Pessac Business, or which does not fall within the ordinary course of the business and is not transferred by Seller to Purchaser under this Agreement;
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(d)	disposed of or permitted the elapse of any Acquired IP Rights, or disposed of or permitted the elapse of any agreement under which Seller is entitled to any Acquired IP Rights;

(f)	made any changes in the warranty or other policies regarding service, support or maintenance of the Acquired Assets or the products manufactured in the Pessac Business;

(g)	granted any general increase in the compensation or benefits of officers or employees related to the Pessac Business other than in the ordinary course of business (including any such increase pursuant to any bonus, pension, profit-sharing, severance, other plan or commitment).

5.9.3.	Subsidies: With regard to the Acquired Property, Seller has not entered into any agreement that could lead to the repayment or non-payment of a grant or a subsidy or allowance that would have been or that should be paid to Seller. Seller declares and warrants that all allowances or subsidies that have been paid to Seller over the last six years preceding the Closing Date shall not give rise to any repayment or reimbursement by Purchaser.

5.10	Litigation.

5.10.1.	There is no action, suit, administrative or other proceeding, arbitration or litigation pending, nor has Seller been informed by any third party of the intent of such third party to bring any such action, suit, administrative or other proceeding, arbitration or litigation, against Seller with respect to the Pessac Business, including without limitation any action alleging that the conduct of the Pessac Business constitutes an infringement of any Intellectual Property Rights of a third party or which seeks to prevent the consummation of any of the Transaction Documents.

5.10.2.	No specific guarantee has been given for any products or the Product under the terms of which Purchaser could be liable beyond the limits and duration provided under the Assumed Contracts.

5.10.3.	No proceeding regarding the Pessac Business is pending before any court or other Governmental Authority.

5.10.4.	There are no claims pending against Seller regarding product liability, non-conformity, hidden defects or defective products resulting from the conduct of the Pessac Business.

5.11	Permits, Licenses, Authorizations.

5.11.1.	Schedule 5.11.1 contains a list of the material permits, licenses and authorizations, which are required for the operation of the Pessac Business according to the Law and issued to Seller by appropriate Governmental Authorities upon appropriate filing with regard to the Pessac Business. Without prejudice to the restrictions and limitations contained in any other provision of this ARTICLE V, Seller is in compliance with each of such permits, licenses and authorizations, except to the extent any such non compliance would not have a material adverse effect on the operation of the Pessac Facility and/or the Pessac Business.
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5.11.2.	Without prejudice to the restrictions and limitations contained in any other provision of this ARTICLE V (including, but not limited to, those contained in Section 5.13), the Pessac Business as operated by Seller is in compliance in all-material respects with all applicable Laws and, as of the Effective Date, there is no commitment related to the making or financing of any investment in the Pessac Business and/or the Pessac Facility to any Governmental Authority, including without limitation any engagement, undertaking or warranty on the level of employment at the Pessac Facility.

5.12	Employees and Labor Matters.

5.12.1.	Schedule 5.12.1 Part A is a complete list of all the employees being transferred to Purchaser hereunder (the “Transferred Employees”), setting forth their names, salary, position and date of the beginning of the employment; Schedule 5.12.1 Part B lists the additional compensation owed to the Transferred Employees.

5.12.2.	All the employees dedicated to the Pessac Business, but subject to Schedule 5.12.12, are listed in Schedule 5.12.1. There is no other employee or no individual or any Person that may claim for the transfer of his employment agreement to the Purchaser further to the completion of the Transaction.

5.12.3.	Schedule 5.12.3 set forth a complete list of the collective bargaining agreements (convention collective et accords collectifs), internal rules (règlement intérieur), to the extent applicable in respect of the Transferred Employees.

5.12.4.	There are no pension and employee Benefit Plans applicable to the Transferred Employees other than as disclosed in Schedule 5.12.3 and Schedule 5.12.1 Part B.

5.12.5.	Seller has complied in all material respects with all pension and employee Benefit Plans applicable to the Transferred Employees.

5.12.6.	The Transferred Employees do not benefit from any termination, severance or retirement payment, or any payment for breach of contract, or from retirement or life insurance benefits or schemes, or from any undertakings in this respect, other than as required by applicable Laws, the collective bargaining agreements or as set forth in Schedule 5.12.1.

5.12.7.	The Pension Liabilities pertaining to the Transferred Employees are set forth in Schedule 5.12.7.

5.12.8.	Seller has complied in relation to each Transferred Employee in all material respects with all statutes, regulations, collective agreements, terms and conditions of employment, internal rules relating to their working conditions and has complied in relation to each Transferred Employee to all its obligations under the applicable Law in respect of employment and the payment of social security, retirement and unemployment contributions and similar Taxes.

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5.12.9.	Except as disclosed in Schedule 5.12.12, no employment agreement regarding an employment in the Pessac Business commencing on a date following the execution of this Agreement has been concluded.

5.12.10.	At the Effective Date, there exists no agreements between Seller and any Transferred Employees that provide either for (i) any additional compensation for the benefit of such Transferred Employee (other than as listed in Schedule 5.12.1 Part B or (ii) for the employment of any such Transferred Employee within the Seller’s organization after the Closing Date.

5.12.11.	The Pessac employees who were granted free shares (actions gratuites) of the Seller with a vesting date (période d’acquisition) expiring after the Closing Date have been allowed, per a specific Board resolution of Seller, to keep the benefit of such free share allocation despite the transfer of their employment agreement to the Purchaser pending the vesting period; Seller shall hold Purchaser harmless against any claims of any such Transferred Employees in relation to such free shares allocation and the potential consequences that the Closing may have on such allocation or the subsequent holding of the Seller’s shares.

5.12.12.	Since March 6, 2014, except for the Transferred Employees listed in Schedule 5.12.12, no employees of Seller primarily affected to the Venissieux business or of any Seller’s Affiliates has been transferred to the Pessac Business and/or Pessac Facility, and no Seller’s Employees primarily affected to the Pessac Facility and/or the Pessac Business have been transferred and/or assigned to other jobs and/or duties at Venissieux and/or Seller’s Affiliates in view of the completion of the Transaction.

5.13	Environmental Matters.

5.13.1.	In respect of the Pessac Business and Pessac Facility (i) Seller is not subject to any outstanding written communication from a Governmental Authority alleging that Seller is not in compliance in any material respect with any Environmental Laws, and (ii) Seller holds and is in compliance in all material respects with all Environmental Permits; in particular and without limiting the foregoing, Seller has complied with the Governmental Authority requirement to build a pH neutralization system on effluent flow in 2014 at the Pessac Facility.

5.13.2.	Schedule 5.13.2 hereto contains (i) a list of material environmental Permits required for the conduct of the Pessac Business as now conducted (the “Environmental Permits”), (ii) a comprehensive description of the waste disposal practices of the Business, (iii) the list of material environmental instructions by Governmental Authorities received by Seller since January 1, 2010, in respect of the Pessac Business and Pessac Facility and (iv) a list of the location of all underground tanks, sumps or pits at the Pessac Facility currently used to contain hazardous materials on a continuous basis.
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5.13.3.	The use of the Acquired Property in the Pessac Business as currently conducted are in compliance in all material respects with all Environmental Laws.

5.13.4.	Seller has always transported waste from Pessac Facility to a place or a destination in accordance with its Environmental Permits and in accordance with Law and that such transportation has not give rise to any enquiries or Claims.

5.13.5.	To the best of Seller’s knowledge, after having made reasonable inquiry for the purpose of this representation, the operations of Seller on the Pessac Facility have not been the source of any contamination of the soil.

5.14	Tax Matters.

On the Closing Date, there shall not be any encumbrances on any of the Acquired Property in connection with any failure (or alleged failure) by the Seller to pay any Tax pertaining to the Pessac Business and/or the Pessac Facility.

5.15	Insurance.

Schedule 5.15 sets out the details of the Seller’s insurance policies covering property damages with respect to the Pessac Facility and product and professional liability with respect to the Pessac Business.

Seller warrants that, up to the Effective Date, (i) all premiums due on the policies in respect of such insurance cover (the Policies) have been paid, (ii) all the other conditions of the Policies have been performed and observed, (iii) none of the Policies has or may become void or voidable as a result of an act or omission of the Seller,

Seller shall indemnify and hold harmless Purchaser for any damages to the Pessac Facility and/or the Pessac Business usually covered under said insurance policies, occurred or discovered after the Closing Date but having its cause prior to the Closing Date.

5.16	Financial information

The Business Plan provided by Seller, as set forth in Schedule 5.16, for Purchaser to make its own opinion on the value of the Pessac Business, has been prepared with the care of a prudent business man and was based upon a reasonable estimate of the costs and revenues of the Pessac Business consistent with accepted practices and principles in the pharmaceutical industry and for the period of time referred to in the said Business Plan and with regard to the information available as of the date on which it was last updated.

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ARTICLE VI.REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller and the Seller as follows:

6.1	Organization and Good Standing.

The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of France and has all requisite corporate power and authority to conduct its business as now being conducted.

6.2	Authorization - No Violations.

6.2.1.	The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements and the performance by it of the Transaction have been (or, in the case of the Ancillary Agreements, will have been at the Closing Date) duly authorized by all necessary corporate action. Assuming valid execution by the other parties thereto, this Agreement and each of the Ancillary Agreements to which the Purchaser is a party hereunder, constitutes (or will constitute when signed) a valid and binding agreement of the Purchaser, enforceable against it in accordance with the terms hereof or thereof, subject to the Enforceability Exception.

6.2.2.	The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Transaction will not: (i) violate or conflict with any provision of the certificate of incorporation (or other constitutive documents) or by-laws (or other governing documents) of the Purchaser; (ii) materially breach, violate or constitute a default under or an event which would give rise to any right of termination or cancellation, in accordance with the express terms of any agreement, to which the Purchaser is a party, or by which the Purchaser or any of its properties or assets may be bound; (iii) violate or conflict with any Law applicable to the Purchaser or by which any of its properties or assets may be bound; or (iv) except as expressly envisaged in this Agreement, require any registration or filing by the Purchaser with, or any permit, license, exemption, consent, authorization or approval of, or the giving of any notice by the Purchaser to, any Governmental Authority.

6.3	Availability of Funds

The Purchaser has, as of the Closing Date, available cash to pay the Closing Purchase Price at the Closing Date and to pay any other amounts payable pursuant to this Agreement and to effect the Transaction.

6.4	No Claims or Litigation.

There are no suits, actions, claims, proceedings or investigations pending or, to the Purchaser's knowledge, threatened challenging the validity of this Agreement, any of the Ancillary Agreements to which the Purchaser is or is to become a party, or the Transaction.

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6.5	Investigation

Purchaser acknowledges that it is relying on (i) the representations and warranties of the Seller contained in ARTICLE V and (ii) its own investigation and analysis in entering into the transactions contemplated by this Agreement and the Transaction Documents. Purchaser is knowledgeable about the industry in which the Pessac Business operates and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and the Ancillary Agreements and has reasonably evaluated the economic risk of such investment so far as the information disclosed by the Seller in the frame of the due diligence process are true, correct and relevant. Purchaser has been afforded access to such books, records and DR Documents provided by the Seller in the due diligence process, Pessac Facility and personnel designated by the Seller of the Pessac Facility for purposes of conducting a due diligence investigation and has made its own opinion on the Transaction with regard to the information disclosed by Seller under this due diligence process. For purposes of this paragraph, “DR Documents” means the documents made available to Purchaser and its advisors in the electronic data room opened by the Purchaser during the due diligence process, an index of which is attached as Schedule 6.5 for practical purpose. The DR Documents have been copied on a CD-rom, two originals of which have been signed by both Parties and remitted to each of the Parties on the date hereof. On the Closing Date, a further CD-rom containing additional documents delivered by the Seller to the Purchaser between the date hereof and the Closing Date, if any, will be exchanged between the Parties. The Information contained in any DR Documents shall operate to qualify the representations made pursuant to this Agreement, except (i) where the contents of any DR Document contradicts the contents of a Schedule, in which case the terms and contents of the Schedules shall prevail and (ii) where any such DR Documents does not disclose the matter in such manner and in such detail as to enable Purchaser to make an informed and accurate assessment of the matter concerned.

6.6	Financial Projections.

As part of the information disclosed to Purchaser prior to the execution of this Agreement, the management, employees or respective advisors of Seller have given Purchaser access to projections, estimates, management analyses, budgets, and forecasts as well as a Business Plan. Purchaser presumes that such information relies on assumptions made by Seller based upon fair and reasonable estimate of the costs and revenues with regard to the information receive as of the Closing Date from any Person and acknowledges that said Business Plan may vary beyond Closing Date further to any non predictable event as of the Closing Date or variation of the general economic conditions..

6.7	No Other Representations.

Neither the Purchaser nor any other person or entity acting on behalf of the Purchaser, makes any representation or warranty, express or implied other than those contained in this ARTICLE VI.

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ARTICLE VII. COVENANTS

7.1	Covenants of the Seller.

7.1.1.	Conduct the Pessac Business until Closing

The Seller, pending the Closing and except as otherwise agreed to in writing by the Purchaser, covenants and agrees that the Pessac Business shall be conducted by the Seller in the ordinary course and in the same manner as heretofore conducted. In particular:

(a)	The Seller shall not sell, transfer, assign nor grant any Liens (other than Permitted Liens granted prior to the date hereof) or the right to use or otherwise dispose of any Acquired Property;

(b)	The Seller shall not transfer or appoint any key Transferred Employees to any other positions in Seller’s organization or Affiliates and shall not replace any employee resigning from its position or dismissed by Seller before the Closing Date, unless otherwise agreed with Purchaser;

(c)	The Seller shall not amend the compensation or otherwise materially alter the terms of employment of any of the Transferred Employees (other than normal recurring increases in the ordinary course of business or pursuant to plans, programs or agreements existing on the Execution Date;

(d)	The Seller shall not enter into any agreements with any customer, distributor or representative, or any other transaction which is material to the Pessac Business and which does not fall within the ordinary course of the business;

(e)	The Seller shall not enter into, terminate, modify or cancel any contract constituting a Material Contract other than in the ordinary course of business;

(f)	The Seller shall not dispose of or permit the elapse of any Intellectual Property Rights which are material to the Pessac Business, or dispose of or permit the elapse of any agreement under which Seller has any right or license which is material to the Pessac Business

(g)	The Seller shall maintain and service the Acquired Assets consistent with past practice.

7.1.2.	Defense of the Patents after Closing

The Seller shall, at no cost to the Purchaser, pay any and all fees and charges relating to the Flamel Patent Rights in any country where the Flamel Patent Rights have been registered in accordance with the GSK License Agreement. Schedule 7.1.2 sets forth the list of the Flamel Patents Rights and their country of registration as at the date hereof.

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7.1.3.	Information Systems and Information Technology (“ISIT”)

Schedule 7.1.3 Part A lists the systems composing the Information Systems and Information Technology (ISIT) relating to the Pessac Business. Such systems are broken down in two categories: (i) systems that exist at the Pessac Facility and which will not be disrupted by the transfer of the Pessac Business at Closing, as detailed in Schedule 7.1.3 Part C (the “Operational Systems”) and (ii) systems that are necessary for the operations of the Pessac Business and that will be impacted by the transfer (the “Migration Systems”) which are all the ISIT systems identified in Schedule 7.1.3 Part A other than the Operational systems. The Migration Systems will be subjected to a migration plan to be completed by Seller between Signing and Closing, the details of which has been agreed between the Parties and is detailed in Schedule 7.1.3 Part B (the “Initial Migration Plan”).

Seller represents and warrants that the ISIT that shall have been installed at the Pessac Facility at Closing (including Operational Systems and Migration Systems) shall, subject to the services to be rendered by Seller to Purchaser after Closing under the Transitional Services Agreement, operate in substantially the same manner as the ISIT used in the Pessac Business immediately prior to the Closing Date.

Seller further represents that (i) the migration plan in respect of the Migration Systems will be implemented in compliance with the Initial Migration Plan and (ii) the Migration Systems will, upon completion of the relevant MSN (as detailed in Schedule 7.1.3 Part A and prior to the Closing Date, be subjected to a non-regression testing process as detailed in Schedule 7.1.3 Part D.

In case of any disagreement between the Parties as to whether a specific ISIT system conforms to the relevant MSN (as detailed in Schedule 7.1.3 Part A), the Parties will attempt to resolve any such disagreement in good faith.

Each of the Parties shall bear its own internal and external costs and charges incurred in relation to the preparation of the initial migration of information systems activities. The Purchaser agrees to reimburse to Seller the purchase costs related to the software licenses Seller may have to purchase for the initial migration when such licenses were not used by Seller for the Pessac Business and have been purchased for complying with Purchaser’s specifications or specific needs, subject to prior agreement of Purchaser on such expenses.

7.1.4.     Without prejudice to anything contained in the Ancillary Agreement, Seller hereby covenants to grant to Purchaser the contract manufacturing rights related to the products set out in Schedule 7.1.4.

7.2	Covenants of the Purchaser.

7.2.1.	Business Receivables. Subject to the provisions of ARTICLE VIII, the Business Receivables (being a Retained Asset) shall be and remain the property of the Seller and the Seller shall be solely entitled to all sums which are comprised within the Business Receivables. The Seller shall be solely entitled to collect for its own account, and to enforce for its own benefit all securities for, the Business Receivables. The Purchaser shall not be entitled to any payment under any of the Business Receivables whether by payment in cash or by any other means (including any set-off of claim caused by Purchaser), unless otherwise provided under the Cut-off Schedule as provided in ARTICLE VIII.
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7.2.2.	Change of Site Operator. Promptly following the Closing, the Purchaser shall notify the Préfet, in compliance with Article 34 of Decree n° 77-1133 of September 21, 1977, of a change of site operator and send a copy of such notification to the Seller.

7.2.3.	Insurance Replacement. Purchaser acknowledges that the insurance that covers the Acquired Property is a group insurance, and that it will as such be terminated as early as at 11:59 p.m. (Central European time) on the Closing Date. At the date hereof, Seller shall provide Purchaser with the detailed description of the Acquired Assets as provided to its own insurance company for covering any damages to the Acquired Properties, in order for Purchaser to subscribe to its insurance company a similar coverage. Purchaser acknowledges that, beyond the Closing Date, the Acquired Properties will no longer be covered under the Seller’s insurance policies. Purchaser shall enter into the appropriate insurance policies to cover the Acquired Property and the Acquired Real Property effective as from the Closing Date, and shall provide any documentary evidence reasonably required by the Seller upon first request from the Seller.

7.2.4.	Responsible Pharmacist. Purchaser acknowledges that the role of responsible pharmacist is currently assumed by an employee of the Seller that is not a Transferred Employee; the Purchaser shall be solely responsible for appointing, effective on the Closing Date, a responsible pharmacist for the Pessac Business, as required under the French Code de la santé publique.

7.2.5.	Name Change.

(a)	Subject to subparagraph (b) below, within sixty (60) calendar days following the Closing, Purchaser shall remove from the buildings at the Pessac Facility the panels and signs Seller may have leave and could be seen from the outside boundaries of the Pessac Facility encompassing reference to Seller’s name or any other trade name not acquired by Purchaser pursuant to this Agreement or any name not licensed to Purchaser pursuant to the any of the Ancillary Agreements. Subject to subparagraph b) hereinafter, the Purchaser agrees that from and after the Closing Date, Purchaser shall cease to use any items and written materials including labels, packing materials, letterhead, marketing materials and other materials, in each case which include the words "FLAMEL". The Purchaser acknowledges and agrees that, Subject to subparagraph b) hereinafter nothing in this Agreement can be interpreted as Purchaser having purchased any right of use on the trade name "FLAMEL”. Within sixty (60) calendar days after the Closing Date, the Purchaser shall file in all jurisdictions in which is qualified to do business any documents necessary to reflect such change of name or terminate its qualifications therein. and shall provide any documentary evidence reasonably required by the Seller upon first request from the Seller that any measures required to be taken by Purchaser under this paragraph have been taken.
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(b)	However, unless otherwise provided in any Ancillary Agreements for a longer time period, the Purchaser shall be allowed, for a period of six (6) months after Closing:

-	to use the stock of labels, technical and commercial documentation and movable assets held at the Pessac Facility as existing at the Closing Date and bearing the "FLAMEL" names, trademarks or logos in connection with the Pessac Business, and

-	to market and sell directly or through its distributors the finished goods included in the Acquired Inventory marked with "FLAMEL" names, trademarks or logos as at the Closing Date;

, it being understood that the consideration for such use shall be deemed to be included in the consideration paid by the Purchaser pursuant to Section 2.1 hereof.

(c)	Notwithstanding the forgoing, Purchaser shall be authorized to use until necessary replacement any and all materials and/or equipment, including clothes, provided by any suppliers under any Assumed Contract, which are supporting or making reference to the FLAMEL name.

7.2.6.	Differentiation of Product. From and after the Closing, and as promptly as commercially, legally and technically practicable, Purchaser shall institute appropriate procedures to ensure that products and goods, including Product, of the Pessac Business manufactured, finished or sold by, or on behalf of, Purchaser can be distinguished from products and goods, including Product, of the Pessac Business manufactured, finished or sold by, or on behalf of, Seller or its Affiliates. For example, such differentiation and distinction shall be made by adding different batch numbers and manufacturing date to such goods and products.

7.2.7.	Tax Credit (Credit Impôt Recherche).

(a)	Purchaser shall take prompt, appropriate and effective steps so as to provide that the Purchaser shall obtain the approval from the French competent Governmental Authorities to be recognized as a “research center” (organisme de recherche agréé) effective on January 1st, 2015 and if, and when obtained, maintain such approval throughout the term of the Services Agreement, including any extensions of that Agreement, in order to allow Seller to be entitled to the research tax credit with respect to the research services outsourced to Purchaser under the Service Agreement (subject to the related expenses being eligible for the research tax credit). Seller hereby agrees and acknowledges that obtaining the relevant status of “research center” shall be mainly subject to the valuation by the relevant Governmental Authority of the quality of the information provided by Seller with regard to the research and development programs implemented at Pessac Facility prior to the Closing Date and the quality of the Transferred Employees.

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The Parties shall therefore fully cooperate with one another for the purposes of preparing the application file to be filed with the Direction Générale de la Recherche et de l’Innovation of the French Ministry for Education and Research and the follow-up of the matter through the final decision of the competent Governmental Authority to grant of the approval (or to refuse such grant), as well as for its renewal. For the avoidance of doubt, Purchaser, provided it fully cooperates, and procures that its Designated Employees (as defined below) fully cooperate for the purpose of the preparation and follow-up of the application file, shall not be liable to Seller in case the approval is not granted on the basis that the research and development projects referred to in the application file do not fulfill the eligibility criteria set forth by the French competent Governmental Authority.

To that effect, the Parties agree as follows:

-	The research and development project that shall be described for the purposes of the application form for the research tax credit shall be agreed upon between the Parties, upon Seller’s proposal, within 45 calendar days from the Closing; it being understood that the choice of the project shall be made with a view to identify the project that is the most likely to correspond to the criteria utilized by the competent Governmental Authority for assessing the merits of applications of this kind (the ‘Project”); Seller shall disclose to Purchaser to this aim such completed projects implemented prior to Closing at Pessac Facility by the Transferred Employees in order to support the skill and qualification of said Transferred Employees;

-	The completed application form and its attachments (including the description of the research and development project) shall be prepared by the Purchaser with close cooperation of the Seller who shall appoint one of its employees and/or consultant as representative to the Purchaser to this aim. Purchaser shall also appoint one of its employees and/or consultant as representative to the Seller to this aim. Seller shall designate to the Purchaser (without assuming or incurring any kind of liability to Purchaser or any Person therefore) such of the Transferred Employees who, in its opinion, are the most qualified to handle the preparation of the application form for Purchaser (the “Designated Employees”). Purchaser agrees and undertakes to consider and encompass in the application all Sellers’ comments and/or requests for the drawing up of the application, unless, in the reasonable opinion of Purchaser, such comments or requests would weaken the content and/or structure of the application.

-	Each Party shall make its best commercial efforts with the other to reach an agreement on the content and structure of the application form to file no later than on March 31, 2015. Purchaser shall file the application form upon evidence of this written agreement of Seller by April 30, 2015 at the latest, unless otherwise agreed in writing between the Parties.

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-	In case of any difficulty in completing the application file, the Parties will use the services of a common external consultant having reputable expertise in such matters to assist them completing the file within the legal timeframe, at Purchaser costs.

-	Conduct during the instruction of the application by the competent Governmental Authority: the Parties shall fully cooperate in order to answer all questions from the competent Governmental Authority, if any, in a timely and effective manner. Purchaser shall forward any questions of the competent Governmental Authority in a timely manner to Seller so as to enable Seller to assist in preparing the answers to be provided to said Governmental Authority, and shall fully cooperate with Seller for the preparation of such answers and take Seller’s comments into account.

(b)	The procedure and timing described above shall, mutatis mutandis be applied for the purposes of the renewal of the approval (to the extent it was granted initially).

(c)	Should Purchaser fail to be approved as a research center effective as of January 1st, 2015 for reasons attributable to Purchaser during the implementation of the procedure described above, then Purchaser shall indemnify Seller for Losses incurred by Seller in relation to Seller not being able to benefit from the tax credit with respect to the research services outsourced to Purchaser under the Service Agreement during the year 2015 (if any with regard to the then applicable Law) to the extent and in the proportion such failure is attributable to Purchaser action or omission and up to the amount of said tax credit.

The provisions of this sub-paragraph (c) shall apply, mutatis mutandis, in case Purchaser fails to obtain the renewal of its approval (to the extent such approval had been obtained initially).

(d)	In case no approval (or renewal of approval) has been obtained for 2015 (or any renewal period), Purchaser shall, by June 30, 2016 and each subsequent year throughout the term of the Service Agreement, provide appropriate unqualified certificate from its Corporate Auditor (Commissaire aux Comptes) that it does not benefit from any research tax credit in relation to the services supplied by Purchaser to Seller under the Services Agreement.

Should Purchaser have benefited from any research tax credit in relation to the said services during a certain year (or should Purchaser fail to timely provide the required certificate from its Corporate Auditor (Commissaire aux Comptes) as provided above), then Purchaser shall reimburse to Seller the Tax Credit amount corresponding to the services supplied by Purchaser to Seller under the Services Agreement during the related year within 30 days from the date of filing of the Cerfa form 2069A by Purchaser relating to the relevant tax credit, together with related interest at the EURIBOR 1 month rate related to the period from the day payment was due as set forth above up to the actual payment date increased by one (1) percentage point.

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Once a year, Seller, with persons duly designated by Seller with indication of their employer and position to be bound by non-disclosure obligations with regard to any information proprietary to the Purchaser, may, at its sole expense, at any time and during normal business hours and on giving the Purchaser 30 business days’ prior notice in writing, conduct an audit of the Purchaser’s premises where it keeps its books and records, to verify that the Purchaser does not benefit from any research tax credit in relation to the services supplied by Purchaser to Seller under the Services Agreement. The Purchaser undertakes to give Seller reasonable access to said premises, as well as to all information and documents in connection with tax credit filing and correspondence. The Purchaser also agrees to provide Seller with all reasonable assistance for any such inspection. All such audits shall be performed so as not to detrimentally affect or delay performance of its activities by the Purchaser or its Affiliates.

7.2.8.	Guaranteed Payment Obligations

Purchaser agrees and undertakes to promptly pay to Seller any amount owed to Seller under this Agreement upon agreement of the Parties on the amount due and the due date of payment or, in the absence of agreement thereon between the Parties, upon a final award issued by an arbitral tribunal pursuant to Section 12.12 below.

As security for the payment of the sums owed to Seller under the Guaranteed Payment Obligations, it is agreed that in case of default by Purchaser to pay off the due amount under any of the Guaranteed Payment Obligations at the due date as provided above, any such amount shall be deducted from the total purchases obligations of Seller under Article 5 of the Master Services Agreement and as determined in Section 5.9 of said Master Services Agreement.

For the purpose of this Section, “Guaranteed Payment Obligations” means the payment obligations of Purchaser under the following Sections of this Agreement: Section 8.3 (Cut-off principles – Balancing Payment), (ii) Section 7.2.7 (Tax Credit) and (iii) the Purchaser Indemnification under Section 9.1 and (iv) the Acquired Inventory Purchase Price.

7.3	Mutual Covenants.

7.3.1.	Assumed Contracts. The transfer of the Assumed Contracts shall be effected as follows:

(a)	Any Assumed Contract which can be assigned by the Seller to the Purchaser without the consent of the relevant counter-party the (“Counterparty”) shall be transferred by the Seller to the Purchaser on the Closing Date. The Parties shall inform the Counterparty, as necessary, of such assignment.

(b)	The Purchaser shall, where required under the terms of the relevant Assumed Contract to perfect the assignment of such Assumed Contract, enter into a direct covenant with the Counterparty to carry out, perform and discharge the obligations referred to in Section 1.2..

(c)	Except for the GSK Agreements and the Servier Agreements, if and insofar as the benefit of any Assumed Contract cannot be transferred by the Seller to the Purchaser at Closing without the agreement or consent of any Counterparty or the novation of the relevant Assumed Contract (or where such transfer or purported transfer would constitute a breach of such Assumed Contract or give rise to a right to terminate such Assumed Contract):
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o	This Agreement shall not constitute an assignment or attempted assignment of any such Assumed Contract;

o	Beginning on the date hereof, the Purchaser and the Seller shall use all reasonable endeavors (but without being required to incur unreasonable costs or make any payments to any Counterparty) to obtain such consent or to procure that such Assumed Contract is assigned or novated as soon as possible after Closing;

o	If before the Closing Date no consent can be obtained for the transfer of certain Assumed Contracts (x) the Parties shall continue to use their reasonable commercial efforts to obtain such consent as promptly as possible after the Closing Date, and (y) with respect to such contract under the list of Assumed Contracts for which the appropriate consents have not been obtained prior to the Closing Date, and until such consents are obtained, the Seller shall, to the extent permissible and lawful under the relevant contract, continue the performance of such contracts on behalf of the Purchaser, in which case the Purchaser shall hold the Seller harmless from all claims made by the Counterparty(ies) concerned against the Seller with regard to such contracts, provided, however, that such claims do not arise out of a breach by the Seller of the terms and conditions of such Contracts, in which case the Seller shall then hold the Purchaser harmless from all claims made against the Purchaser by the Counterparty(ies) concerned by such breach, and (z) once the consent is obtained, the Seller shall transfer such contracts and the related revenues and charges from the Closing date to the Purchaser, and the Parties shall notify the Counterparty concerned the effectiveness of such assignment;

o	If a Counterparty shall give the Seller or the Purchaser notice that it will not consent to the assignment or novation of the relevant contract or will only give such consent subject to terms which are not satisfactory to the Purchaser or terminate such contract or shall make any other claim on the grounds that the purported transfer of such contract constitutes a breach of, or entitles the Counterparty to terminate, that contract, then the Seller and the Purchaser shall treat the contract as excluded from the sale and purchase of the Pessac Business., and neither the Seller nor the Purchaser shall have any further obligation to the other with regard to the transfer to the Purchaser of that contract

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7.3.2.	Confidentiality.

(a)	Without prejudice to any rights accrued hereunder, with effect from Closing the Confidentiality Agreement shall be terminated and shall be of no further force and effect.

(b)	Each of the Parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement, in particular any Transaction Documents) which relates to (the “Confidential Information”) :

o	the provisions of this Agreement and any agreement entered into pursuant to this Agreement (in particular the Transaction Documents);

o	the information provided in the course of the discussions between the Parties;

o	the negotiations relating to the Letter of Intent, this Agreement and/or to the Transaction Documents.

Seller shall treat as strictly confidential and not disclose or use any information relating to the Transaction following Closing Date.

The foregoing shall not prohibit disclosure or use of any information if and to the extent that the disclosure or use is required by law, any Governmental Authorities, or any recognized stock exchange on which the shares of any party are listed;

(i)	the disclosure or use is required to vest the full benefit of this Agreement in any Party;

(ii)	the disclosure or use is required for the purpose of any legal Proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax authority in connection with the tax affairs of the disclosing party;

(iii)	the disclosure is made to professional advisers of any party on terms that such professional advisers undertake to comply with the provisions of this Section 7.3.2 in respect of such information as if they were a party to this Agreement;

(iv)	the information is or becomes publicly available (other than by breach of the confidentiality undertaking set forth in this Section 7.3.2);

(v)	Purchaser and Seller have given prior written approval to the disclosure or use; or

(vi)	the information is independently developed after Closing by employees who did not have access to the Confidential Information of the disclosing Party,

provided that prior to disclosure or use of any information pursuant to paragraphs (i), (ii) or (iii) above, the Party concerned shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or us.

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7.3.3.	Press Releases. Upon execution of this Agreement, each Party will issue a public release in the form of the documents attached in Schedule 7.3.3. No further public release, disclosure or announcement concerning the Transaction shall be issued by either Party or any of their Affiliates, or any of the officers, directors or employees thereof, without the prior written consent of the other Party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by any applicable law, rule or regulation (in particular those of any national or international stock exchange), in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that the Seller may make internal announcements to its respective employees and competent works council (and, in the case of the Seller, to the Transferred Employees) to the extent required by applicable Law.

7.3.4.	Additional Schedules. From time to time prior to the Closing, the Seller may supplement or amend the Disclosure Schedules with respect to any matter arising after the date hereof that, if existing at, or occurring on, or known on the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. No such supplement to or amendment of the Disclosure Schedules made after the execution hereof and notified to the Purchaser with ten (10) Business Days prior notice shall be deemed to cure any breach of any representation or warranty made pursuant to this Agreement, except:

(a)	subject to the provisions of paragraphs (b) and (c) below, for purposes of the Certificate of Seller required to be delivered pursuant to Section 4.2.1 with respect to the reiteration of the Seller’s representations and warranties referred to in ARTICLE V,

(b)	for purposes of the indemnification provisions set forth in ARTICLE IX and then only if the matter giving rise to a supplemental or amended disclosure has arisen in the ordinary conduct of the Pessac Business as defined in Section 7.1.1, provided that such additional disclosure shall not be considered as additional Disclosure Schedule if to cure an event having a financial effect on the Business Plan greater than one hundred thousand Euros (100,000€);

(c)	for all purposes if it constitutes disclosure with respect to a Retained Liability, it being understood that any disclosure in relation therewith shall be for information purposes only and may not limit in any way the rights of Purchaser under this Agreement in relation with indemnification for Retained Liabilities.

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7.3.5.	Books and Records; Access

a)	Seller agrees to deliver, or cause to be delivered, to the Purchaser as soon as practicable after the Closing, subject to applicable Laws, (i) all material books, records, files, supplier invoices and other documents of Seller to the extent solely related to the Pessac Business (save where Seller is required to keep originals pursuant to applicable Law), as the same shall exist as of the Closing Date; and (ii) copies of all other material books, records and other documents related to the Pessac Business, as the Purchaser may reasonably request; provided that (1) any portions thereof that do not relate to the Pessac Business may be redacted from the copies delivered to the Purchaser; and (2) with respect to any such material books, records and other documents recorded in an electronic form, Seller may elect to provide either hard copies or electronic copies. Seller shall ensure that the books and records provided hereunder are a true and accurate description in all material respects of the events in respect of the Pessac Business recorded therein.

b)	From and after the Closing Date and for a period of five (5) years, Seller shall provide to the Purchaser, as soon as practicable upon request, such missing information relating to the Business as is reasonably requested by the Purchaser and which has not already been provided by Seller to the Purchaser pursuant to subparagraph (a) above.

c)	From and after the Closing Date, Purchaser shall maintain copies of all Pessac Records transferred to it in accordance with this Agreement for a period of five (5) years as from the Closing Date. From and after the Closing Date and for a period of five (5) years, and upon seven (7) days’ prior notice, the Purchaser will permit Seller and its duly authorized representatives access, during normal business hours and upon reasonable request (notably for financial reporting and accounting matters, the preparation of any filing or other submission required by Law, or for other purposes envisaged by this Agreement, including without limitation the conduct of defense of Direct Claims and Third Party Claims as set forth in ARTICLE IX, or the preparation of Purchaser’s application for the French research tax credit as set forth in Section 7.2.7), to all books and records and other documents related to the Pessac Business, which were delivered to the Purchaser on or after the Closing Date. The Parties shall use their best efforts to ensure that such access shall be performed at times and in a manner so as not to disturb or delay operation of the Pessac Business.

7.3.6.	Further Actions. Subject to the terms and conditions herein provided, each of the parties will use its commercially reasonable efforts to take or cause to be taken all actions (and provide all documents) necessary to consummate the Transaction contemplated by this Agreement.

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If at any time after the Closing a Party reasonably considers or is reasonably advised that any further actions or deeds are necessary to transfer the ownership of the Acquired Property or otherwise to carry out this Agreement, the other party shall execute all such further actions, or cause its officers or directors to execute all such further actions, and deliver all such deeds and take and do all such other actions and things as may be reasonably requested by the requesting party to confirm any and all right, title and interest in, to such Acquired Property or otherwise to carry out this Agreement.

7.3.7.	Registration

For purposes of Articles L. 141-12 and L. 141-13 of the French Commercial Code and filing with the French tax authorities, the Parties shall execute on the Closing Date a French language short-form agreement in the form attached in Schedule 4.2.1 (i) (f) (the "Short Form Agreement") and Purchaser shall cause the same to be registered or recorded within fifteen (15) calendar days of its signature in accordance with the abovementioned provisions. In case of any conflict between the terms of this Agreement and those of the Short Form Agreement, this Agreement shall prevail.

7.3.8.	Limited license rights.

Each Party agrees and undertakes to enter into good faith negotiation, promptly following the Closing date, on the terms and conditions of a license agreement whereby Purchaser would be granted with the rights to use the Intellectual Property Rights pertaining to the FLAMEL Drug Delivery Platforms, as defined in the preamble of this Agreement, for manufacturing, distributing, selling and marketing such products and supply such services encompassing such Intellectual Property Rights. Each Party shall make reasonable commercial efforts to have said license agreement effective within ninety (90) calendar days from the Closing Date at the latest and for a period ending when all the related patents have expired.

7.3.9.	Negotiation of Real Estate Transfer Deed.

The Parties shall negotiate in good faith the terms of a real estate transfer deed pursuant to which Seller shall assign, effective on the Closing Date, to Purchaser, and Purchaser shall purchase from Seller, the Acquired Real Property (the “Real Estate Transfer Deed”); the Real Estate Transfer Deed shall contain customary provisions for the sale of such a real estate asset; provided that it shall not contain any additional representations, guarantees or covenants of the Seller above and beyond those contained in this Asset Purchase Agreement.

For the purposes of this Agreement, “Acquired Real Property” means all volumes, buildings, easements, improvements and fixtures owned as of the Closing Date by Seller and located in Pessac, France, rue Archimède and 11, avenue Gustave Eiffel, and all appurtenances thereto, as further described in Schedule 7.3.9.

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ARTICLE VIII.CUT OFF PRINCIPLES AND OTHER COVENANTS

8.1	General Cut-Off Principles.

8.1.1.	Apportionment Principles.

General principle. Any outgoings, expenses or liabilities paid or incurred, or any payments or other benefits received or to be received, in respect of the Pessac Business, the GSK Agreements or any of the Acquired Property are of a periodic nature and/or relate or are otherwise attributable to a period of time commencing before but ending after the Closing Date, such amount shall be apportioned between the Parties on a time apportionment basis; meaning that the Seller’s portion shall be equal to the amount which would be payable if the relevant period ended at the end of the day of the Closing Date, whereas the Purchaser’s portion shall be equal to the amount which would be payable if the relevant period started at the beginning of the day following the Closing Date. It is understood that any such amount chargeable or payable by reference to the extent of the use of any properties or rights shall be apportioned according to the extent of such use.

8.1.2.	Tax Matters. The Seller shall be liable for all Taxes, including income Taxes, and all Tax Claims, including any and all reassessment of any Taxes or charges with respect to the operation and/or the ownership of the Pessac Business and/or the Pessac Facility (i) in connection with any Tax period ending on or before the Closing Date or, (ii) with respect to any Tax period beginning before and ending after the Closing Date in connection with the portion of such Tax period ending on the Closing Date ("Pre-Closing Taxes"). The Purchaser shall be liable for the Taxes imposed directly on the Purchaser with respect to the Pessac Business and Pessac Facility (i) in connection with any Tax period beginning after the Closing Date, and (ii) with respect to any Tax period beginning before and ending after the Closing Date in connection with the portion of such Tax period beginning on the Closing Date ("Post-Closing Taxes").

8.1.3.	Employee Matters.

(a)	General principle. Subject to the provision of this subsection 8.1.3, the employment contracts of the Transferred Employees shall be transferred from the Seller to the Purchaser at Closing (together with their title, seniority, payroll, allowances and fringe benefits), if any, pursuant to the statutory provisions applicable to their employment agreements as of the Closing Date. The Seller shall be responsible for and shall pay to the Purchaser all wages, benefits, salaries, deferred compensation, bonuses and premiums (such as thirteen month, seniority and vacation premiums, and including premiums linked to profit sharing and incentive), commissions, vacation entitlement, overtime hours payments, accrued unused vacations (including compensatory rest and days off for reduction of working time), and any other benefits (including any incentive payment, transaction bonuses or other payment which may be due to any Transferred Employees as a result of the Transaction), as well as for all payroll taxes and social contributions and/or charges due or accrued in connection therewith ("Payroll Benefits"), due by the Seller to the employees so transferred or accrued up to or relating to any period prior to Closing but not yet paid on such date (the "Pre-Closing Accrued Employee Liabilities"). The Purchaser shall be responsible for the Payroll Benefits accrued following the Closing Date and relating to the employment after the Closing of the Transferred Employees (the "Post-Closing Accrued Employee Liabilities"). For the avoidance of doubt, the Seller shall not be liable to pay to Purchaser any retirement benefits, pensions or accruals owed to any Transferred Employees retiring after the Closing Date, other than such amount provided in Section 4.2.2 (ii) which has been deducted from the payment by Purchaser of the Closing Purchase Price.
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(b)	Bonus payments. Profit sharing agreement (“accord d’intéressement” or “participation”) or bonuses linked to objectives will be borne prorata temporis based on the number of days from the start of the then-current calendar year to the Closing Date by Seller. For the avoidance of doubt, Seller will pay its prorata share of Transferred Employees bonuses only to the extent actually owed to the relevant employees in light of performance recorded at the end of the relevant reference period or pursuant to any agreement made by Seller prior to the Closing Date with any relevant employee representative bodies. Further, the Seller’s share of the bonus shall be calculated on the basis of the bonus amount defined by Seller prior to Closing – i.e. Seller shall not be liable to pay any amount attributable to any decision by Purchaser to amend the bonus amount or the targets to be achieved by employee in order to obtain such bonus.

8.2	Cut-Off Schedule.

8.2.1.	The Seller shall prepare and deliver to the Purchaser within 60 days after the Closing Date, in the frame of Transitional Services Agreement and free of charge to Purchaser, a schedule (the “Cut-off Schedule”) apportioning all outgoings, expenses, liabilities and receipts in respect of the Pessac Business and Acquired Property, in accordance with the principles set forth under Section 8.1. The Cut-Off Schedule shall show the net amount owing (if any) from either party (the “Balancing Payment”).

8.2.2.	The Purchaser shall give and shall procure that the Seller is given all co-operation necessary to enable the Seller to prepare the Cut-Off Schedule. The Seller and the Purchaser shall use their respective reasonable endeavors to agree the Cut-Off Schedule and the amount of the Balancing Payment (if any) within thirty (30) Business Days after the delivery of the Cut-Off Schedule to the Seller in accordance with subsection 8.2.1.

8.2.3.	If the Cut-Off Schedule and/or any of the items shown in it are not agreed by the parties within thirty (30) Business Days after the delivery of the Cut-Off Schedule to the Seller in accordance with subsection 8.2.1, then either party may require such item or items (but no other items) to be referred by the Purchaser and the Seller jointly to the Independent Accountants for determination on the following basis:

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(a)	the Independent Accountants shall be instructed to notify the Seller and the Purchaser of their determination of any such item within thirty (30) Business Days of such referral;

(b)	the Seller and the Purchaser shall be entitled to make written submissions to the Independent Accountants, but subject thereto the Independent Accountants shall have power to determine the procedure to be followed in relation to their determination;

(c)	any submissions to and the determination of the Independent Accountants shall be in the English language;

(d)	in making such submissions the Seller and the Purchaser shall state their respective best estimates of monetary amounts of the items referred for determination;

(e)	in making their determination the Independent Accountants shall act as experts and not as arbitrators; and

(f)	the fees and expenses of the Independent Accountants shall be borne and paid by the Seller and the Purchaser equally.

(g)	The Seller and the Purchaser shall use their respective reasonable endeavors to procure that the Independent Accountants comply with the requirements placed upon them under this Section (including, without limitation, the provisions relating to timing).

8.3	Balancing Payment.

Any Balancing Payment as shown in the Cut-Off Schedule shall be paid by the Purchaser to the Seller or by the Seller to the Purchaser (as the case may be):

(a)	within thirty (30) Business Days after the date of determination of the Balancing Payment in accordance with Section 8.2,

(b)	in Euros by wire transfer of immediately available funds to the account of Seller or Purchaser (as appropriate), such account to be designated at least three (3) Business Days prior to the date of payment.

ARTICLE IX.INDEMNIFICATION

9.1	Indemnification by Purchaser

Subject to the terms and conditions of this Agreement, from and after the Closing Date, Purchaser ("Purchaser Indemnifying Party") shall indemnify, defend and hold Seller ("Seller Indemnified Party") harmless from and against any and all Loss incurred by such Seller Indemnified Party resulting or arising from or related to, or incurred in connection with:

9.1.1.	Subject to the provisions of the initial paragraph of ARTICLE V, any breach of any representation or warranty of Purchaser contained herein as if such representation or warranty were made on and as of the Closing Date (except for any such representations and warranties that are made at a specific date), to the extent not otherwise giving rise to indemnification pursuant to subsection 9.1.2, 9.1.3 or 9.1.4; or
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9.1.2.	Any Assumed Liability after the Closing Date, provided that Loss is not due to the action or inaction of Seller or any breach of any Seller’s representations, warranties and/or covenants under this Agreement or any Ancillary Agreement:

9.1.3.	Any breach of any covenant, agreement or other undertaking of Purchaser contained therein;

9.1.4.	The ownership and operation of the Pessac Business and Acquired Assets after the Closing provided that Loss is not due to the action or inaction of Seller or any breach of any Seller’s representations, warranties and/or covenants under this Agreement or any Ancillary Agreement; and

9.1.5.	Any Loss relating to Product sold by Purchaser under the Assumed Contracts (including the GSK Agreements), from and after the Closing except for any Product included in the Acquired Inventory, including, any product recalls and product liability claims, relating to adverse events or otherwise.

9.2	Indemnification by Seller

Subject to the terms and conditions of this Agreement, from and after the Closing Date, Seller ("Seller Indemnifying Party") shall indemnify, defend and hold Purchaser ("Purchaser Indemnified Party") harmless from and against any and all Losses incurred by Purchaser Indemnified Party resulting or arising from or related to, or incurred in connection with:

9.2.1.	Subject to the provisions of the initial paragraph of ARTICLE V, any breach of any representation or warranty of Seller contained herein as if such representation, or warranty were made on and as of the Closing Date (except for any such representations, covenant and warranties that are made at a specific date);

9.2.2.	Any Retained Liability;

9.2.3.	Any breach of any covenant, agreement or other undertaking of Seller contained therein.

9.3	Payments

The Party making a claim for indemnification is, for the purposes of this Agreement, referred to as the "lndemnified Party" and the Party against whom such claim is asserted is, for the purposes of this Agreement, referred to as the "lndemnifying Party". Indemnification under this ARTICLE IX with respect to any claim concerning any Loss shall be due and payable upon the earliest of:

(a)	the date determined by mutual agreement between the Indemnified Party and the Indemnifying Party or the date of issuance of a final award issued by an arbitral tribunal pursuant to Section 12.12 (or, if later, the date for payment set forth in such award);
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(b)	in the case of a Third Party Claim, the date on which payment must be made to the relevant third party after issuance of a definitive order issued by a Governmental Authority or a final judgment, award, order or other ruling issued by a court or arbitral tribunal having jurisdiction over the subject matter of such Third Party Claim (and in each such case, which (x) is not subject to appeal or with respect to which the time for appeal has elapsed, or (y) if subject to appeal, requires the relevant party to make payment pending such appeal (provided that any such payment made pending appeal shall be promptly repaid by the Indemnified Party to the Indemnifying Party upon any reversal of the final judgment, award, order or other ruling having required such payment to be made pending appeal).

9.4	Notice of Claim; Right to Participate in and Defend Third Party Claims

9.4.1.	Claim Notice. If, after the Closing, an Indemnified Party (a) receives written notice of the assertion of any claim, the commencement of any suit, action, investigation or proceeding, or the imposition of any penalty or assessment by a third party (including a Governmental Authority) in respect of which indemnity may be sought under Section 9.1 or Section 9.2 (a "Third Party Claim"), or (b) shall have a claim for indemnification under Section 9.1 or Section 9.2 which does not relate to a Third Party Claim (a "Direct Claim"), it shall provide written notice thereof to the Indemnifying Party in accordance with Section 12.3 (a "Claim Notice"). A Claim Notice shall provide a description in reasonable detail of the nature of the Direct Claim or Third Party Claim, indicate the sections of this Agreement which form the basis for indemnification, be accompanied by copies of all supporting documentary evidence in connection therewith (including court papers) (or provide access to the same) and indicate the estimated amount of related Loss (to the extent such amount is known or can reasonably be determined). A Claim Notice shall be made (x) in the case of a Third Party Claim, within thirty (30) Business Days following the date of receipt by the Indemnified Party of the written notice of assertion of the Third Party Claim (provided that such time period shall be reduced to ten (10) Business Days in the case of a Third Party Claim relating primarily to Taxes) or such shorter period as may be required in the event of emergency proceedings or where a response to a notification must be given within a time period to avoid a forfeiture of rights, and (y) in the case of a Direct Claim, with reasonable promptness in view of the circumstances (and in any event within (60) sixty Business Days of its becoming aware of the related Loss). Failure by the Indemnified Party to comply with such notice periods shall have no consequences on its right to make a claim for indemnification under this Agreement; provided, however, that any such failure shall relieve the Indemnifying Party from any liability that it may have to the Indemnified Party to the extent of any increase of the Loss resulting from such failure.

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9.4.2.	Defense of Third Party Claims

(a)	The Indemnifying Party shall have fifteen (15) Business Days from the receipt of the relevant Claim Notice or, in the event of a Direct Claim and if the amount of the claim has not been determined at the time of the Claim Notice, the date on which the amount of the Direct Claim has been notified by the Indemnified Party (the "Notice Period") to notify the Indemnified Party whether or not it disputes its liability to the Indemnified Party hereunder with respect to such claim or demand. If the Parties agree, on or prior to the expiration of the Notice Period, upon the validity and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party, within twenty (20) Business Days following the date of such agreement, the full agreed amount of the indemnification due on such claim. If the parties are unable to reach agreement on or prior to the expiration of the Claim Notice or if the Indemnifying Party dispute their liability with respect to such claim or demand or the amount thereof, such dispute shall be resolved in accordance with Section 12.12 hereof.

(b)	In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend a Third Party Claim then, except as hereinafter provided, the Indemnifying Party shall have the right to defend the Third Party Claim by appropriate proceedings, including counsel of its choice, reasonably acceptable to the Indemnified Party, which proceedings shall be promptly settled or prosecuted by it to a final conclusion in such a manner as to avoid any risk of the Indemnified Party becoming subject to liability for any other matter and shall pay all fees and disbursements incurred in connection with such proceedings; provided however, that the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (i) consent to the entry of any judgment against the Indemnified Party, (ii) enter into any settlement or compromise of any claim or demand for other than monetary damages, or (iii) enter into any settlement or compromise or any claim or demand for monetary damages which does not include, as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnified Party of a release, in form and substance satisfactory to the Indemnified Party. The Indemnified Party shall have the right to participate in the defense assumed by the Indemnifying Party and to employ counsel of its choice, reasonably acceptable to the Indemnifying Party, at its own expense, separate from the counsel employed by the Indemnifying Party (it being understood that the Indemnifying Party shall control such defense). If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel (at the cost of the Indemnifying Party) in contesting any such Third Party Claim and to refrain from taking any action, which jeopardize or interfere with the defense of such claims. The Indemnifying Party shall keep the Indemnified Party fully informed of the progress of any Third Party Claim and its defense in the event the Indemnified Party did not elect to participate in the defense against such Third Party Claim.
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9.5	General Exclusions and Limitations.

9.5.1.	The Indemnifying Party shall have no liability to the Indemnified Party under any provision of this Agreement:

(a)	for any Loss which arises as a result of the passing of, or any change in, after the Closing Date, any Law in effect on the Closing Date, or any imposition of any Tax not in effect on the Closing Date, even if such Law or Tax imposition has retroactive effect;

(b)	to the extent that the facts giving rise to the relevant Losses were contained in a Disclosure Schedule as provided in this Agreement and to the extent of such content;

(c)	to the extent that the relevant Loss is due to the Indemnified Party’s willful misconduct, gross negligence or bad faith;

(d)	if and to the extent that (in the event that the relevant breach can be cured) the Indemnifying Party has, within thirty (30) days following receipt by Indemnifying Party of Indemnified Party’s notice, completed all and any action to cure such breach and eliminate the related Loss;

(e)	if and to the extent that the Indemnified Party is entitled to receive or has received recovery for the relevant Loss from any other Person (including under any insurance policy) or, in the case described above, if and to the extent that non recovery from any other Person is due to the failure of the Indemnified Party to use its or their reasonable efforts to obtain such recovery;

9.5.2.	Limitation on quantum. The Indemnifying Party shall not be liable in respect of any Direct Claim or Third Party Claim unless and until:

(a)	the amount of each such claim exceeds Five Thousand Euros (€5,000) (the “Claim Threshold”), and

(b)	the aggregate amount of all such claims exceeds fifty thousand Euros (€50,000) (the “Indemnity Threshold”), in which case the Indemnifying Party shall only be liable for the amount in excess of, but excluding, the Indemnity Threshold; it being understood that only claims exceeding the Claim Threshold shall be included in calculating the Indemnity Threshold,

Provided that the aggregate liability of the Indemnifying Party for all claims by the Indemnified Party under this Agreement shall not exceed the amount of THREE MILLION EUROS (€3 000 000) (the “Indemnity Cap”).

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9.5.3.	Effective nature of Losses.

(a)	Any liability for indemnification pursuant to this Agreement shall be determined without duplication of recovery. In the event that the Indemnified Party is indemnified for a Loss pursuant to one provision of this Agreement, the Indemnified Party shall not be entitled to indemnification again form the same Loss in the event another provision or provisions of this Agreement are also breached.

(b)	A Loss shall be eligible for indemnification by the Indemnifying Party to the extent and only to the extent such Loss has effectively been sustained by the Indemnified Party.

(c)	Any deficiency assessed by the Tax authorities whose sole effect is to shift a Tax liability from one fiscal period to another shall give rise to indemnification by the Indemnifying Party only insofar as the Indemnified Party is required to pay a penalty or interest charge in relation thereto.

(d)	Any deficiency assessed with regard to a Tax, such as a value-added Tax, which is recoverable shall give rise to indemnification by the Indemnifying Party only insofar as the Indemnified Party is required to pay a penalty or interest charge in relation thereto.

(e)	If a claim is based upon a liability which is contingent only, no indemnification shall be due unless and until such liability becomes due and payable.

(f)	In the event that the Indemnified Party is required to make a payment in connection with a Third-Party Claim, the Indemnifying Party shall not be required to make any indemnification payment in connection thereto before such payment has actually been made by the Indemnified Party to such third party.

9.6	Survival of Representations and Warranties.

a)	Subject to subparagraph b) hereunder, the indemnification obligations under this ARTICLE IX shall survive eighteen (18) months following the Closing Date, save for Tax Claims and for all payroll taxes and social contributions and/or charges, which shall survive until the expiration of the applicable statute of limitations plus 90 days. No indemnification claim for the recovery of any Loss may be asserted by the Indemnified Party after the expiration of the applicable indemnification period; provided, however, that indemnification claims made in writing by the Indemnified Party in good faith and with reasonable specificity prior to the expiration of the applicable indemnification period shall not thereafter be barred by the expiration of the applicable indemnification period.

b)	Notwithstanding subparagraph a) above, Seller’s indemnification obligations in connection with any Direct Claim or Third Party Claim related to Retained Assets and/or Retained Liabilities shall be unlimited in time and monetary respect. No monetary limitation, threshold amount, or any other condition shall apply to such claims. Seller shall be required to fully indemnify, defend and hold Purchaser harmless from and against any Loss related to Retained Assets and/or Retained Liabilities and shall be obligated to fully indemnify with respect to the full amounts.

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9.7	Tax Effect of Indemnification Payments.

All indemnity payments made by the Indemnifying Party to the Indemnified Party pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the Closing Purchase Price, unless otherwise agreed between the Parties.

9.8	Efforts to Mitigate Damages.

Both Parties shall use their best commercial efforts to mitigate any indemnifiable damages caused by a breach by any representation, warranty or covenant as set forth in this Agreement.

ARTICLE X.POST-CLOSING COVENANTS

10.1	Non Solicitation of Employees.

Until the second anniversary of the Closing Date, (a) Seller and its Affiliates will not solicit, offer employment to, or employ any Transferred Employee who is then an employee of the Purchaser, or who has left such employment within one hundred eighty (180) days preceding such solicitation, offer, or employment, or encourage any Transferred Employee to leave the employ of the Purchaser and (b) the Purchaser will not directly or indirectly solicit, offer employment to, or employ any person who after the Closing Date is then an employee of the Seller, or who has left such employment within one hundred eighty (180) days preceding such solicitation, offer or employment.

10.2	Non-Competition / Non Solicitation of Clients.

10.2.1.	Non-Competition by Seller. The Seller agrees that upon Closing and for a period of three (3) years after the expiration of the Supply Agreement, it shall not directly or indirectly, (i) engage in the development, production, processing, sale, marketing or distribution of drug products that compete with the Product; or (ii) engage in providing contract development and manufacturing services for any third party to the extent that such activities pertain to a product that competes with the Product ((i) and (ii), collectively, the "Purchaser Competing Activities"); or (iii) own, manage, operate, control or participate in the ownership, management, operation or control of any other person whose activities constitute or include Purchaser Competing Activities, or (iv) solicit, any business entity which is a client of the Pessac Business under any of the Assumed Contracts for purposes of offering or selling products or services which compete with the Product; provided, however, that nothing herein shall prohibit the Seller or its Affiliates from (a) engaging in the development, production, processing, sale, marketing or distribution of drug products other than the Product, or (b) offering research and development services using FLAMEL Drug Delivery Platforms, or (c) acquiring an interest of less than 5 % of the shares capital and voting rights of publicly listed companies having activities that constitute or include Purchaser Competing Activities, or (d) owning, managing, operating, controlling or participating in the ownership, management, operation or control of any entity in which less than 5 % of the revenues arise from a business that constitute or include Purchaser Competing Activities.
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10.2.2.	Non-Competition by Purchaser. Purchaser agrees that for a period of three (3) years after the Closing Date, no entity of the Purchaser Group shall, directly or indirectly, (i) engage in any activities competing with the activities of the Seller or any of its Affiliates using FLAMEL Drug Delivery Platforms (the "Seller Competing Activities"); or (ii) own, manage, operate or control, or participate in the ownership, management, operation or control of, any other Person whose activities constitute or include Seller Competing Activities; provided, however, that nothing herein shall prohibit the Purchaser or its Affiliates from (x) acquiring an interest of less than 5 % of the shares capital and voting rights of publicly listed companies having activities that constitute or include Seller Competing Activities, nor (y) owning, managing, operating, controlling or participating in the ownership, management, operation or control of any entity in which less than 5 % of the revenues arise from a business that constitute or include Seller Competing Activities.

10.3	Invalidity or Non-enforceability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction..

ARTICLE XI.TERMINATION

11.1	Termination.

This Agreement may be terminated by written notice of termination at any time before the Closing Date only as follows:

(a)	by mutual consent of the Seller and the Purchaser;

(b)	by the Purchaser, upon written notice to the Seller given at any time after a period of 90 days following the Execution Date or such later date as shall have been specified in a written instrument signed by the Seller and the Purchaser) if all of the conditions precedent set forth in Section 3.2 hereof have not been met;

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(c)	by the Seller, upon written notice to the Purchaser given at any time after a period of 90 days following the Execution Date (or such later date as shall have been specified in a written instrument signed by the Seller and the Purchaser) if all of the conditions precedent set forth in Section 3.3 hereof have not been met;

(d)	by the Purchaser or the Seller if any Governmental Authority shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their best commercial efforts to lift) which restrains, enjoins or otherwise prohibits the acquisition by the Purchaser of all or a material portion of the Pessac Business and/or Pessac Facility.

11.2	Consequences.

In the event of the termination hereof pursuant to the provisions of Section 11.1, and, except the termination was the result of a breach by a party of any representation, warranty or covenant hereunder in which event the party whose representation, warranty or covenant was breached shall be liable to the other, none of the Parties shall be liable to the other for such termination, whatever the consequences are for any Party.

ARTICLE XII.MISCELLANEOUS PROVISIONS

12.1	Amendment.

This Agreement may not be amended except by a written instrument signed by each of the parties hereto.

12.2	Waivers.

Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant or agreement contained herein may be waived only by a written notice from the Party entitled to the benefits thereof. No failure by any Party hereto to exercise, and no delay in exercising, any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any rights hereunder preclude any other or future exercise of that right by that Party.

12.3	Appointment of the Seller's Agent - Notices.

12.3.1.	Election of domicile

(a)	Any objection shall be made at the Seller’s address, which shall be the elected domicile (domicile élu) for purposes of article L. 141-14 of the French Code of Commerce, as follows:

FLAMEL TECHNOLOGIES

Parc Club du Moulin à Vent

33 avenue du Docteur Georges Lévy

Venissieux Cedex France 69693

A l’attention du Directeur Général

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(b)	For purposes of Article L. 141-19 of the French Commercial Code, during the twenty days following publication of this Agreement in the Official Bulletin of Civil and Commercial Notices, Purchaser shall hold an original of this Agreement at its registered address to facilitate consultation thereof by any objecting or registered creditor.

12.3.2.	Subject to notice provisions expressly specified elsewhere in this Agreement, all notices and other communications hereunder shall be deemed sufficiently given to a person if given in writing and shall become effective when delivered by hand, by overnight service, special courier which requires a delivery receipt therefore, by facsimile transmission with confirmation of receipt, by email transmission provided a confirmation of delivery or of reading is delivered by the server of destination, by registered or certified mail (return receipt requested), postage fees prepaid, at such person's address set forth below (or at such other address as may from time to time be designated by such party to the other in accordance with this Section 12.3.1):

If to the Seller, to:

FLAMEL TECHNOLOGIES

Address:	Parc Club du Moulin à Vent

33 avenue du Docteur Georges Lévy

Venissieux Cedex France 69693

Marked for the attention of the CEO

Email:	anderson@flamel.com

with copies to:	FIDAL

Direction Paris

Tour Prisma | 4-6, avenue d'Alsace | 92982 PARIS LA DEFENSE CEDEX | France

Marked for the attention of: Anne Fréchette-Kerbrat

Email : anne.frechette-kerbrat@fidal.com

If to the Purchaser, to:

RECIPHARM PESSAC

Address:	Rue Archimède, 33600 Pessac, France

Facsimile: + 33 5 56 36 58 91

Marked for the attention of: General Manager

Email:	stephane.guisado@recipharm.com

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with copies to:	RAMBAUD – LE GOATER, Avocats

50 rue Rambuteau, 75003 Paris, France

+33 1 48 87 10 62

Marked for the attention of: Bernard Le Goater

Email : bernard.legoater@rambaudlegoater.com

12.4	Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Party, provided, however, that without such prior consent the Purchaser may at any time prior to the Closing Date, assign, in its sole discretion, all or any part of its rights and interests hereunder to any wholly owned Affiliate of the Purchaser; provided, however, that the Purchaser shall remain jointly and severally liable for the performance of all obligations so assigned and that the assignee shall remain a wholly owned Affiliate of the Purchaser.

12.5	No Third Party Beneficiaries.

Subject to the provisions of Section 12.4, neither this Agreement or any provision hereof, nor any Schedule, certificate or other instrument delivered pursuant hereto, nor any agreement to be entered into pursuant hereto or any provision hereof, is intended to create any right, claim or remedy in favor of any person or entity, other than the parties hereto and their respective successors and permitted assigns.

12.6	No Set-off.

All payments to be made by either Party under this Agreement or any of the Ancillary Agreements shall be made in full without any set-off, restriction or condition and without any deduction for or on account of any counterclaim.

12.7	Expenses.

Each Party shall pay its own fees and expenses incurred by it in connection with this Agreement and other documents to be delivered hereunder or thereunder, except as specifically provided to the contrary in this Agreement.

12.8	Counterparts.

This Agreement may be executed in any number of counterparts and any Party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.

12.9	Headings, etc.

The article and section headings contained in this Agreement are solely for convenience of reference, are not part of the agreement of the Parties and shall not be used in construing this Agreement or in any way affect the meaning or interpretation of this Agreement.

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12.10	Entire Agreement; Severability.

This Agreement and the Schedules and Exhibits, the Ancillary Agreements, the certificates and other instruments and documents delivered pursuant hereto embody the entire agreement of the parties hereto in respect of, and there are no other agreements or understandings, written or oral, among the parties relating to, the subject matter hereof. This Agreement supersedes all prior agreements and understandings, written or oral, between the parties with respect to the subject matter hereof, including the LOI of March 6, 2014.

12.11	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of France.

12.12	Dispute Resolution

12.12.1.	The Parties shall do their best effort to settle amicably any dispute, controversy or claim arising out of or in connection with this Agreement or the breach, termination or validity thereof (a "Dispute") within 30 Business Days following the notification by one of the Party to the other of such Dispute.

12.12.2.	Should the Parties fail to reach such settlement, the Parties shall then refer the dispute to proceedings under the ICC Mediation Rules. If the dispute has not been settled pursuant to the said Rules within sixty (60) Business Days following the filing of a Request for Mediation or within such other period as the Parties may agree in writing, such dispute shall thereafter be finally settled under the Rules of Arbitration of the International Chamber of Commerce ("ICC") (the "Rules"), which Rules are deemed to be incorporated by reference into this clause except as expressly modified herein. The seat of the arbitration shall be Paris (France). The arbitration proceedings shall be conducted in English and documentary exhibits may be admissible in English or in any other language so long as a certified English translation is provided. The arbitral tribunal shall consist of three arbitrators and shall not have the power of ex aequo et bono.

12.12.3.	The Parties hereby waive any rights of application or appeal to any other court having jurisdiction to the fullest extent permitted by law in connection with any question of law arising in the course of the arbitration or with respect to any award made, except for actions to enforce an arbitral award and actions seeking interim, interlocutory or other provisional relief in any court of competent jurisdiction.

12.12.4.	The award shall be final and binding upon the Parties, and shall be the sole and exclusive remedy between the Parties regarding any claims, counterclaims, issues, or accounting presented to the arbitral tribunal. Judgment upon any award may be entered in any court having jurisdiction.

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12.12.5.	The Parties shall each bear their own costs and expenses and an equal share of the arbitrators' fees and expenses and administrative fees of the arbitration.

12.12.6.	Any monetary award shall be made and promptly payable in Euro and the arbitral tribunal shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates. Any costs, fees, or taxes incident to enforcing the award shall, to the maximum extent permitted by law, be charged against the Party resisting such enforcement.

12.12.7.	This Agreement and the rights and obligations of the Parties shall remain in full force and effect pending the award in any arbitration proceeding hereunder.

12.12.8.	All notices by one Party to another party in connection with the arbitration shall be in accordance with the provisions of Section 12.3 except that no notice may be transmitted solely by facsimile.

12.12.9.	This Agreement to arbitrate shall be binding upon the successors and assigns of each Party.

12.13	Exhibits and Schedules.

All Exhibits and Schedules hereto are hereby incorporated by reference into this Agreement and are hereby made a part hereof.

12.14	Interpretation.

12.14.1.	When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

12.14.2.	A reference to any Party to this Agreement or any other agreement or document shall include such Party's successors and permitted assigns.

12.14.3.	A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

12.15	Conflict.

In the event of any conflict between the provisions of the Ancillary Agreements (including the Real Estate Transfer Deed), on the one hand, and the provisions of this Agreement, on the other hand, then, the provisions of this Agreement shall prevail as between the parties. The Parties acknowledge and agree that the execution of the Ancillary Agreements (including the Real Estate Transfer Deed) contemplated in this Transaction, will not represent a novation nor an amendment to this Agreement.

Nothing contained in the Ancillary Agreements (including the Real Estate Transfer Deed), shall be construed to expand nor to restrict the representations, warranties and covenants of the Parties set forth in this Agreement.

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12.16	VAT exemption regime

As the transfer contemplated in this Agreement is a transfer in return for payment concerning a complete set of assets, within the meaning of such term under the tax regulations (especially the BOI-TVA-CHAMP-10-10-50-10-20121001), on the one hand, and the Seller and Purchaser being subject to VAT, on the other hand, the Parties agree to take advantage of the exemption from VAT provided by Section 257 bis of the French Tax Code applicable to deliveries of goods, provision of services and transactions, carried out between persons liable for value added tax under conditions; for this purpose, the Purchaser undertakes to make subsequent sales of such assets subject to VAT and, if applicable, to make the adjustments provided for in Section 207 of Appendix II the French Tax Code.

In accordance with the provisions of Section 287-5, c) of the French Tax Code, the Parties shall mention the total amount exclusive of tax of the assets thus transferred on their VAT return entered into for the period during which this Transfer is carried out.

In the event of any difficulty due to the application of this provision, the Purchaser undertakes to personally arrange for the payment of the VAT due pursuant to this Agreement. The Seller shall then issue an invoice in accordance with the provisions of French law, which includes inter alia, an indication of the amount of VAT.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written in Paris.

/s/ Michael S. Anderson
FLAMEL TECHNOLOGIES
By: Michael S ANDERSON
Chief Executive Officer

/s/ Mark Quick
RECIPHARM PESSAC
By: Mark QUICK
Executive Vice President Corporate Development of RECIPHARM AB
Duly authorized to sign on behalf of RECIPHARM PESSAC

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Schedule A
Definitions

“Acquired Assets” has the meaning set forth in Section 1.1.1.

"Assumed Contracts" has the meaning set forth in Section 1.2.

"Acquired Inventory" has the meaning set forth in Section 1.1.4.

"Acquired IP Rights" has the meaning set forth in Section 1.1.1 (c).

“Acquired Real Property" has the meaning set forth in Section 7.3.9.

"Acquired Property" means, collectively, the Acquired Assets, the Acquired Real Property, the Assumed Contracts and the Acquired Inventory.

"Assumed Contracts" has the meaning set forth in Section 1.2.

"Assumed Liabilities" has the meaning set forth in Section 1.3.

"Affiliate" of any corporate person means any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. A person shall be deemed to control another person if such first mentioned persons owns, directly or indirectly, 50 % or more of the voting rights of the second mentioned person.

"Affiliated Companies" means the entities in which the relevant party owns, directly or indirectly, more than 50 % of the outstanding equity interest and voting rights.

"Agreement" has the meaning set forth in the Recitals.

"Ancillary Agreements" means the Quality Agreement, the Master Services Agreement, the Supply Agreement, the Services Agreement, the Transitional Services Agreement and the Short-Form Agreement, as all included in Schedule 4.2.1 (i) (a) to (f), as well as the Real Estate Transfer Deed.

“Business Assets” means the tangible assets described in Section 1.1.1 (a)

"Business Day(s)" means days on which banks in France, Sweden and in the United States are open for business, not being a Saturday or a Sunday or a public/bank holiday.

“Business Plan” means the financial projections provided by Seller, as set forth in Schedule 5.16.

“Business Receivables” means all amounts receivable by or owing to the Seller as at the Closing Date (whether or not any such amounts are then due and payable) for goods and/or services supplied by the Seller or otherwise receivable by or owing to the Seller in connection with the Pessac Business.

"Claim Notice" has the meaning set forth in Section 9.4.1.

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“Closing” means the time at which the Seller consummates the sale, assignment, transfer and delivery of the Acquired Property and the Acquired Real Property to Purchaser, and Purchaser assumes the Assumed Liabilities and the Assumed Contracts, as provided herein, by the execution and delivery by the Seller of the documents and instruments referred to in Section 4.2.1 against delivery by Purchaser of the documents, instruments and payments referred to in Section 4.2.2

"Closing Date" has the meaning set forth in Section 4.1.

"Closing Purchase Price" has the meaning set forth in Section 2.1.3.

"Direct Claim" has the meaning set forth in Section 9.4.1.

“Disclosure Schedules" has the meaning set forth in ARTICLE V.

"Dispute" has the meaning set forth in Section 12.12.1.

“DR Documents" has the meaning set forth in Section 6.5.

"Effective Date" has the meaning set forth in the first paragraph of ARTICLE V.

"Execution Date" means the date of execution of this Agreement.

"Encumbrances" means any liens, charges, pledges or other security interests or encumbrances or other third party rights.

"Enforceability Exception" means any limit to enforceability of a contract under bankruptcy, reorganization and similar losses affecting enforcement of creditors' rights generally.

"Environmental Law" mean any Law governing pollution, the protection of the environment and health and safety matters as well as waste and resource consumption regulations.

"Environmental Permits" has the meaning set forth in Section 5.13.2.

"Governmental Approval" means any approvals, consents, permits, rulings, waivers, exemptions or other authorizations issued, granted, given or otherwise made available by or under the authority of any Governmental Authority.

"Governmental Authority" means a court, arbitral tribunal, administration agency or other regulatory authority, including social security and tax authorities.

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"GSK Agreements” means (i) the following agreements entered into by and between Seller and SmithKline Beecham (Cork) Limited, a company organized under the laws of the country of Ireland with a place of business at Curraghbinny, Carrigaline, Country Cork, Ireland, and or its Affiliates ("GSK"): the Supply Agreement for Commercial Manufacturing, dated effective January 1, 2011 and the First Amendment to Supply Agreement for Commercial Supply dated effective as of the Closing Date; the Side Agreement dated December 3, 2004 as amended by letter agreement dated November 10, 2005; the Letter Agreement dated July 28, 2006 ; the Second Amendment to Side Agreement relating to Coreg CR dated effective as of the Closing Date; the equipment Letter Agreement dated effective as of the Closing Date and (ii) the Consent to Assignment of Supply and Other Arrangements entered into by and between Seller, GSK and Purchaser and dated effective as of the Closing Date.

“GSK Inventory” means the API belonging to GSK and delivered at the Pessac Facility under the GSK Agreements.

“GSK License Agreement” means the license agreement entered into by and between Seller and SB Pharmco Puerto Rico, Inc., a GlaxoSmithKline company, dated March 26, 2003, as amended effective on 18th October 2004, 16th March 2007 and 17th September 2012 and by the Letter Amendment dated April 26, 2013, and as further amended from time to time..…

"ICC" has the meaning set forth in Section 12.12.2.

"Indemnifying Party" has the meaning set forth in Section 9.3.

“Independent Accountants” means any first rank independent accounting firm appointed by mutual agreement of the Seller and Purchaser, or, in the absence of agreement, any first rank independent accounting firm appointed by the President of the Paris Commercial Court.

"Intellectual Property Rights" shall mean (i) all French, European, international and foreign patents and applications therefore and all reexaminations, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) Know-How (including for the avoidance of doubt, the Pessac Know-How); (iii) all copyrights, copyrights registrations and applications therefore, and all other rights corresponding thereto throughout the world; (iv) all domain names, uniform resource locators ("URLs") and other names and locators associated with the Internet; (v)  rights in computer softwares, including, without limitation, all source code, object code, and firmware; and (vi) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefore throughout the world.

"Know-How" means undisclosed or confidential information (such as know-how, trade secrets and inventions (whether patentable or not)) and proprietary information (including plans, specifications and drawings).

"Law" means any statute, rule, regulation, ordinance, code, judgment, order, writ, injunction, decree or other requirement of any court or of any governmental body, agency or administration, including European Union’s Regulations and directives, including any mandatory provisions under any regulations applicable to the pharmaceutical industry.

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"Liability" means any indebtedness, liability, duty or obligation of any kind, whether deriving from contract, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained, and whether owed or incurred severally or jointly or as principal or surety.

"Loss" means damages, losses, deficiencies, liabilities, costs and expenses (including reasonable attorney’s fees), to the exclusion of consequential, incidental or indirect damages, lost profits or punitive, special or exemplary damages; in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Loss.

“Material Adverse Change” shall mean the occurrence of any event, fact or circumstance, which :

o	is outside the control of the Parties, directly and specifically adversely affects the Pessac Business or the Pessac Facility in a material manner, and has a lasting (durable) material effect, or can reasonably be expected to have a lasting (durable) material adverse effect, on the value of the Acquired Properties and/or the sustainability of the Pessac Business; and

o	is not caused by (x) general financial, economic, market or political conditions or economic or business conditions affecting the pharmaceutical business generally (including as a result of a change in the price of raw materials), (y) any act by Purchaser or any of its Affiliates, (z) the announcement or pendency of the Transaction;

o	if capable of remedy, shall not have been cured by Seller prior to the Closing Date.

“Material Contract” has the meaning set forth Section 1.2.

"Permits" means all consents, licenses, permits or authorizations granted or required for the conduct of the Pessac Business.

"Permitted Liens" means encumbrances for current taxes or assessments, not delinquent, clause de reserve de propriété, and all encumbrances arising and continuing in the ordinary course of business, for obligations which are not delinquent, and which do not materially affect the value of the assets of the Pessac Business or the Purchaser, as the case may be.

"Permitted Real Property Encumbrances" means any Permitted Lien related to any real property and any easement, right of use or other third party adverse right which does not materially affect the conduct of the Pessac Business as conducted as of the date hereof.

"Person" means any natural person, partnership, corporation, limited liability company, business trust, joint stock company, unincorporated association, joint venture, Governmental Authority or other entity or organization.

"Pessac Business" has the meaning set forth in the Recitals.

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“Pessac Facility” has the meaning set forth in the recitals.

“Pessac Know-How” means the Know-How relating to the Pessac Business, including the Know-How relating to the manufacturing by spray-coating, wet-granulation or extrusion-spheronization but excluding any Know-How related to the Flamel Drug Delivery Platforms.

“Pessac Records” has the meaning set forth in Section 1.1.1 (c).

"Post-Closing Taxes" has the meaning set forth in Section 8.1.2.

"Pre-Closing Taxes" has the meaning set forth in Section 8.1.2.

"Product" means Coreg CR microparticles as manufactured by Seller at the date hereof under a supply contract with SmithKline Beecham (Cork) Limited dated on 30 September 2011.

"Purchaser Group" shall mean the Purchaser and each of its Affiliated Companies specifically operating in the field of the Pessac Business.

"Purchaser" has the meaning set forth in the Recitals

“Quality Agreement" means the quality agreement to be executed on the Closing Date substantially in the form attached in Schedule 4.2.1 (i) (a).

“Real Estate Transfer Deed” has the meaning set forth in Section 7.3.9.

"Real Property Encumbrances" means any encumbrance of any kind (meaning any pledge, mortgage, seizure, privilege, lien, usufruct, right of pre-emption, enjoyment or claim, easement, right of first refusal or any third party option right or any other encumbrance or security interest of any kind).

“Required Assets” has the meaning set forth in Section 5.5.2.

"Retained Liabilities" has the meaning set forth in Section 1.3.2.

"Seller" means FLAMEL TECHNOLOGIES.

"Seller Group" means the Seller and its Affiliates..

"Service Agreement" means the services agreement to be executed on the Closing Date substantially in the form attached in Schedule 4.2.1 (i) (d).

"Servier Agreements” has the meaning set forth in Section 4.2.1 (iii).

“Short-Form Agreement” has the meaning set forth in Section 7.3.7.

"Supply Agreement" means the supply agreement to be executed on the Closing Date substantially in the form attached in Schedule 4.2.1 (i) (c)

"Tax Claims" means any and all actions, suits, claims or legal administrative, arbitration, governmental or other proceeding or investigations in connection with Pre-Closing Taxes imposed upon the Purchaser Group.

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"Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

"Taxes" shall mean any taxes and more generally any mandatory levies (including their principal amount and, as the case may be, penalties, surcharges and interest thereon). Taxes include, without limitation, (i) any tax (governmental, departmental or local), governmental fee or other like assessment or charge of any kind whatsoever (including any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding tax on amounts paid, payroll, employment, excise, severance, registration, stamp, capital stock, occupation, property, environmental or windfall profit tax, premium, custom, duty or other tax), together with any interest, penalty, addition to tax or additional amount due, imposed by any Governmental Authority (French or foreign) responsible for the imposition of any such tax, (ii) any liability for the payment of any amount of the type described in clause (i) above as a result of a party to this Agreement being a member of an affiliated, consolidated or combined group with any other corporation at any time prior to the Closing Date.

"Transfer Taxes" shall mean any Taxes triggered by the sale of the Acquired Assets and the Acquired Real Property under this Agreement.

"Third Party Claim" has the meaning set forth in Section 9.4.1.

"Third Party" means any Person other than the parties hereto and their respective Affiliates.

"Transaction" means all the transactions provided for or contemplated in this Agreement and the Ancillary Agreements.

"Transaction Documents" has the meaning set forth in Section 5.1.

“Transitional Services Agreement” means the transitional services agreement to be executed on the Closing Date substantially in the form attached in Schedule 4.2.1 (i) (e).

"Transferred Employees" has the meaning set forth in Section 5.12.1.

“Subsidies” means any monetary grants made to the Seller for the Pessac Business or the Pessac Facility by a Governmental Authority for any purposes.

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